3/13

06011655

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Corp. Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

FILE NO. 82- 3140 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/14/06

82-3140

AR/S
12-31-05

SHIN CORPORATION PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2005 and 2004, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2005 and 2004, and the consolidated and company results of operations, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
1 March 2006

Shin Corporation Public Company Limited
Balance Sheets
As at 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash and cash equivalents	3	2,628,319,439	3,563,016,327	327,427,764	1,852,172,180
Current investments	4	272,114,217	485,343,080	272,114,217	275,199,345
Trade accounts and notes receivable, net	5	1,955,794,311	1,931,200,566	7,294,737	15,338,833
Current portion of loans and accrued interest receivable, net	6	4,659,421,547	590,292,209	-	-
Amounts due from and advances to related parties	29	26,404,384	10,858,353	18,195,418	264,903
Inventories, net	7	661,632,270	363,212,976	-	-
Current portion of accounts receivable - forward contract, net	18	259,534,467	557,130	-	-
Other current assets	8	1,127,803,027	592,205,042	29,208,491	42,584,726
Total current assets		11,591,023,662	7,536,685,683	654,240,627	2,185,559,987
Non-current assets					
Loans and accrued interest receivable, net	6	1,746,709,864	455,949,553	-	-
Investments in subsidiaries, associates and joint ventures	9	31,252,567,588	30,141,262,135	39,995,402,763	37,389,405,079
Other investments	10	26,249,938	26,249,938	26,249,938	26,249,938
Loans to other company		25,180,465	29,174,451	-	-
Property and equipment, net	11	8,747,281,042	20,019,468,040	43,095,889	48,602,500
Property and equipment under concession agreements, net	12	21,316,574,123	6,098,020,583	-	-
Goodwill, net	13	1,306,249,035	1,404,375,690	-	-
Other intangible assets, net	14	1,673,047,981	356,721,412	18,942,697	28,329,733
Refundable income tax		331,810,073	-	-	-
Other assets	29	394,940,662	295,743,459	913,579	6,630,805
Total non-current assets		66,820,610,771	58,826,965,261	40,084,604,866	37,499,218,055
Total assets		78,411,634,433	66,363,650,944	40,738,845,493	39,684,778,042

Director ______________________ Director ______________________

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 60 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited
Balance Sheets (continued)
As at 31 December 2005 and 2004

	Notes	Consolidated 2005 Baht	Consolidated 2004 Baht	Company 2005 Baht	Company 2004 Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	16	4,348,926,343	2,112,099,934	1,200,000,000	-
Trade accounts and notes payable	15	995,812,018	947,464,710	12,239,534	1,604,820
Accounts payable - property and equipment		1,215,420,860	453,636,630	-	-
Amounts due to and loans from related parties	29	13,641,809	6,434,171	2,631,934	660,404
Current portion of long-term borrowings	16	2,878,341,911	2,227,293,356	682,776	1,130,379
Current portion of forward contracts payable, net	18	112,859,300	563,674,263	-	-
Accrued concession fees		613,762,447	1,024,641,661	-	-
Other current liabilities	17	1,756,015,956	1,195,582,598	56,148,045	60,218,029
Total current liabilities		11,934,780,644	8,530,827,323	1,271,702,289	63,613,632
Non-current liabilities					
Forward contracts payable, net	18	6,726,200	-	-	-
Cross currency and interest rate swap contracts payable, net	18	158,209,200	-	-	-
Long-term borrowings, net	16	17,640,465,935	12,790,386,388	526,553	1,601,149
Long-term debentures, net	16	-	2,680,086,930	-	2,680,086,930
Other liabilities		90,961,760	520,959,567	-	404,033,177
Total non-current liabilities		17,896,363,095	15,991,432,885	526,553	3,085,721,256
Total liabilities		29,831,143,739	24,522,260,208	1,272,228,842	3,149,334,888
Shareholders' equity					
Share capital	19				
Authorised share capital - common shares		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid-up share capital - common shares		2,999,314,941	2,953,632,089	2,999,314,941	2,953,632,089
Warrants	19	484,579,162	607,928,668	484,579,162	607,928,668
Premium on share capital	19	6,100,288,491	5,109,278,491	6,100,288,491	5,109,278,491
Unrealised gain on dilution of investments		4,010,387,713	3,619,811,564	4,010,387,713	3,619,811,564
Unrealised loss from revaluation of current investment		(29,521,231)	(26,801,817)	(29,521,231)	(26,801,817)
Advance receipt for share subscription		9,113,790	-	9,113,790	-
Retained earnings					
Appropriated					
Legal reserve	20	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		25,458,309,450	23,867,925,905	25,458,309,450	23,867,925,905
Cumulative foreign currency translation adjustment		(65,855,665)	(96,331,746)	(65,855,665)	(96,331,746)
Total parent's shareholders' equity		39,466,616,651	36,535,443,154	39,466,616,651	36,535,443,154
Minority interests	21	9,113,874,043	5,305,947,582	-	-
Total shareholders' equity		48,580,490,694	41,841,390,736	39,466,616,651	36,535,443,154
Total liabilities and shareholders' equity		78,411,634,433	66,363,650,944	40,738,845,493	39,684,778,042

The accompanying notes on pages 9 to 60 are an integral part of these consolidated and company financial statements.

SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited
Statements of Income
For the years ended 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
Revenues	29				
Revenues from sales and services		12,582,722,966	10,630,927,238	288,954,349	296,816,958
Revenue from insurance compensation	12	1,082,653,766	-	-	-
Other income	22	301,899,688	379,564,486	55,471,281	31,804,866
Share of net results from investments					
- equity method	9	8,228,647,330	8,814,649,052	8,671,676,633	8,893,083,904
Total revenues		22,195,923,750	19,825,140,776	9,016,102,263	9,221,705,728
Expenses	29				
Cost of sales and services		7,784,191,876	6,903,893,966	131,796,588	116,322,645
Concession fees		650,163,060	662,299,007	-	-
Selling and administrative expenses		3,110,847,002	2,308,272,668	190,296,443	219,882,986
Impairment of assets	12	400,000,000	-	-	-
Directors' remuneration	23	17,170,685	14,406,634	9,984,400	7,890,900
Total expenses		11,962,372,623	9,888,872,275	332,077,431	344,096,531
Profit before interest and tax		10,233,551,127	9,936,268,501	8,684,024,832	8,877,609,197
Interest expenses		(451,524,963)	(347,639,156)	(110,765,450)	(177,860,036)
Income tax	33	(246,231,353)	(361,502,981)	-	-
Profit before minority interests		9,535,794,811	9,227,126,364	8,573,259,382	8,699,749,161
Share of net results from subsidiaries to minority interests		(962,535,429)	(527,377,203)	-	-
Net profit for the year		8,573,259,382	8,699,749,161	8,573,259,382	8,699,749,161
Basic earnings per share (Baht)	25				
Net profit for the year		2.87	2.95	2.87	2.95
Diluted earnings per share (Baht)	25				
Net profit for the year		2.78	2.85	2.78	2.85

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 60 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2005 and 2004

	Consolidated (Baht)										
	Issued and paid up share capital (Note 19)	Warrants (Note 19)	Premium on share capital (Note 19)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve (Note 20)	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests (Note 21)	Total
As at 31 December 2003	2,939,047,500	607,940,845	4,871,898,000	3,317,161,817	(18,614,953)	25,272,440	500,000,000	20,534,743,052	(87,023,647)	5,013,216,948	37,703,642,002
Increase in share capital	14,584,589	(12,177)	237,380,491	-	-	-	-	-	-	-	251,952,903
Unrealised gain on dilution from investments	-	-	-	302,649,747	-	-	-	-	-	-	302,649,747
Unrealised loss from revaluation of current investment	-	-	-	-	(8,186,864)	-	-	-	-	-	(8,186,864)
Advance receipt for share subscription decrease during the year	-	-	-	-	-	(25,272,440)	-	-	-	-	(25,272,440)
Net profit for the year	-	-	-	-	-	-	-	8,699,749,161	-	-	8,699,749,161
Dividends paid during the year (Note 34)	-	-	-	-	-	-	-	(5,366,566,308)	-	-	(5,366,566,308)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(9,308,099)	-	(9,308,099)
Minority interests increase during the year	-	-	-	-	-	-	-	-	-	292,730,634	292,730,634
As at 31 December 2004	2,953,632,089	607,928,668	5,109,278,491	3,619,811,564	(26,801,817)	-	500,000,000	23,867,925,905	(96,331,746)	5,305,947,582	41,841,390,736
Increase in share capital	45,682,852	(123,349,506)	991,010,000	-	-	-	-	-	-	-	913,343,346
Unrealised gain on dilution from investments	-	-	-	390,576,149	-	-	-	-	-	-	390,576,149
Unrealised loss from revaluation of current investment	-	-	-	-	(2,719,414)	-	-	-	-	-	(2,719,414)
Advance receipt for share subscription increase during the year	-	-	-	-	-	9,113,790	-	-	-	-	9,113,790
Net profit for the year	-	-	-	-	-	-	-	8,573,259,382	-	-	8,573,259,382
Dividends paid during the year (Note 34)	-	-	-	-	-	-	-	(6,982,875,837)	-	-	(6,982,875,837)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	30,476,081	-	30,476,081
Minority interests increase during the year	-	-	-	-	-	-	-	-	-	3,807,926,461	3,807,926,461
As at 31 December 2005	2,999,314,941	484,579,162	6,100,288,491	4,010,387,713	(29,521,231)	9,113,790	500,000,000	25,458,309,450	(65,855,665)	9,113,874,043	48,580,490,694

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 60 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (continued)
For the years ended 31 December 2005 and 2004

	Company (Baht)										
	Issued and paid up share capital (Note 19)	Warrants (Note 19)	Premium on share capital (Note 19)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve (Note 20)	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2003	2,939,047,500	607,940,845	4,871,898,000	3,317,161,817	(18,614,953)	25,272,440	500,000,000	20,534,743,052	(87,023,647)	-	32,690,425,054
Increase in share capital	14,584,589	(12,177)	237,380,491	-	-	-	-	-	-	-	251,952,903
Unrealised gain on dilution from investments	-	-	-	302,649,747	-	-	-	-	-	-	302,649,747
Unrealised loss from revaluation of current investment	-	-	-	-	(8,186,864)	-	-	-	-	-	(8,186,864)
Advance receipt for share subscription decrease during the year	-	-	-	-	-	(25,272,440)	-	-	-	-	(25,272,440)
Net profit for the year	-	-	-	-	-	-	-	8,699,749,161	-	-	8,699,749,161
Dividends paid during the year (Note 34)	-	-	-	-	-	-	-	(5,366,566,308)	-	-	(5,366,566,308)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(9,308,099)	-	(9,308,099)
As at 31 December 2004	2,953,632,089	607,928,668	5,109,278,491	3,619,811,564	(26,801,817)	-	500,000,000	23,867,925,905	(96,331,746)	-	36,535,443,154
Increase in share capital	45,682,852	(123,349,506)	991,010,000	-	-	-	-	-	-	-	913,343,346
Unrealised gain on dilution from investments	-	-	-	390,576,149	-	-	-	-	-	-	390,576,149
Unrealised loss from revaluation of current investment	-	-	-	-	(2,719,414)	-	-	-	-	-	(2,719,414)
Advance receipt for share subscription increase during the year	-	-	-	-	-	9,113,790	-	-	-	-	9,113,790
Net profit for the year	-	-	-	-	-	-	-	8,573,259,382	-	-	8,573,259,382
Dividends paid during the year (Note 34)	-	-	-	-	-	-	-	(6,982,875,837)	-	-	(6,982,875,837)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	30,476,081	-	30,476,081
As at 31 December 2005	2,999,314,941	484,579,162	6,100,288,491	4,010,387,713	(29,521,231)	9,113,790	500,000,000	25,458,309,450	(65,855,665)	-	39,466,616,651

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 60 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
Net cash flows from/(used in) operating activities	28	(2,991,667,909)	2,004,505,380	(420,012,268)	(44,313,213)
Cash flows from investing activities					
Acquisition of subsidiary, associates and joint venture, net of cash acquired	9	(3,461,809)	(180,037,912)	(720,000,000)	-
Acquisition of other investment, net of cash acquired		-	(1,249,938)	-	(1,249,938)
Purchases of property and equipment		(6,962,842,348)	(3,122,725,926)	(15,615,283)	(26,451,239)
Investments in intangible assets		(124,455,037)	(52,375,174)	(420,250)	(21,500)
Investments in property and equipment under concession agreements		(62,244,583)	(81,942,850)	-	-
Decrease (increase) in current investments		210,509,450	(200,148,850)	-	-
Decrease (increase) in loans and advances to related parties		(15,546,031)	-	(17,930,515)	945,629
Disposals of a joint venture, net of cash disposed	9	-	-	-	306,000,000
Proceeds from disposal of equipment		7,039,258	19,017,362	2,543,633	2,028,221
Dividends received from subsidiaries and associates	9	7,169,324,196	5,408,290,999	7,206,731,202	5,590,453,685
Net cash flows from investing activities		218,323,096	1,788,827,711	6,455,308,787	5,871,704,858
Cash flows from financing activities					
Receipts from short-term loans	16	8,728,487,299	5,111,366,307	2,450,000,000	-
Receipts from long-term loans	16	6,367,731,905	1,674,243,434	-	-
Receipts from share capital issued by subsidiaries	9	3,175,165,782	1,135,861,956	-	-
Receipts from increase in share capital	19	913,343,346	226,680,463	913,343,346	226,680,463
Receipts from advance receipt for share subscription		9,113,790	-	9,113,790	-
Repayments of short-term loans	16	(6,500,858,083)	(3,694,819,679)	(1,250,000,000)	-
Repayments of long-term loans	16	(1,153,752,864)	(1,327,766,503)	(1,522,199)	(236,643,993)
Redemption of debenture	16	(2,698,100,000)	-	(2,698,100,000)	-
Dividends paid	34	(6,982,875,872)	(5,366,566,308)	(6,982,875,872)	(5,366,566,308)
Repayments of share capital to subsidiaries' minority	9	(20,812,301)	-	-	-
Dividends paid to minorities		-	(106,206,167)	-	-
Net cash flows from/ (used in) financing activities		1,837,443,002	(2,347,206,497)	(7,560,040,935)	(5,376,529,838)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 60 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows (continued)
For the years ended 31 December 2005 and 2004

	Notes	Consolidated		Company	
		2005 Baht	2004 Baht	2005 Baht	2004 Baht
Net increase (decrease) in cash and cash equivalents		(935,901,811)	1,446,126,594	(1,524,744,416)	450,861,807
Cash and cash equivalents, opening balance		3,563,016,327	3,579,241,762	1,852,172,180	1,401,310,373
Cash recognised on change of status of subsidiary to associate	9	-	(1,469,857,634)	-	-
Unrealised loss on exchange rate		1,204,923	7,505,605	-	-
Cash and cash equivalents, closing balance	3	2,628,319,439	3,563,016,327	327,427,764	1,852,172,180

Supplementary disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the year ended 31 December are as follows:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Interest paid	1,353.65	457.37	496.64	0.19
Income tax paid	687.93	384.08	-	-
Non-cash transactions				
Purchases of property and equipment and intangible assets by liabilities	960.77	452.11	2.00	0.55
Property and equipment under finance leases	49.87	3.00	-	0.65
Purchases of programming rights and production costs by liabilities	4.12	8.08	-	-
Conversion of accounts payable - purchases of equipment to long-term loans	133.20	-	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 60 are an integral part of these consolidated and company financial statements.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, joint ventures (together "the Shin Corp Group", or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising, low-fare airline and consumer finance. The Group renders satellite transponder and related services, operates a television channel, is an internet service provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services, provides data transmission services, operates a low-fare airline and offers consumer finance.

The principal business units are Shin Corporation Public Company Limited, its subsidiaries, Shin Satellite Public Company Limited and ITV Public Company Limited, and associates, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited. All of these companies are listed on the Stock Exchange of Thailand.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to act as a television broadcaster, and to provide telecommunication services in the Laos PDR and Cellular Telephone Systems in Thailand and Cambodia, etc. The periods of the concessions range from 10-35 years. Under these concession agreements, certain companies in the Group must pay fees to the relevant government agencies based on a percentage of service income or at the rate specified in the relevant agreements, whichever is higher. In addition, certain companies in the Group, according to their concession agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

The principal concessions held by subsidiaries, associates and a joint venture at 31 December 2005 include:

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio-television broadcasting- under UHF system	Thailand	ITV Public Company Limited	July 2025
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	2022
Internet services	Thailand	CS Loxinfo Public Company Limited	April 2007
Satellite uplink-downlink	Thailand	CS Loxinfo Public Company Limited	August 2016
Joint Venture			
Fixed phone, mobile phone, international facilities, paging and internet	Laos PDR	Lao Telecommunications Company Limited	2021

These consolidated and company financial statements have been approved for issue by the board of directors on 1 March 2006.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Company has adopted TAS 52, "Events After Balance Sheet Date", TAS 53, "Provisions, Contingent Liabilities and Contingent Assets" and TAS 54 , "Discontinuing Operations" which have no effect to these financial statements.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group has power to govern the financial and operating policies, are consolidated; attention is directed to the substance of the power, and not merely the legal form.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date on which the Group ceases to have the power to exercise control over the operations. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings. A list of the principal subsidiaries is set out in Note 9.

In the Company's separate financial statements, the Company accounts for its interest in subsidiaries on an equity basis.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.2 Group accounting (continued)

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. A list of the principal joint ventures and further details about joint ventures are set out in Notes 9 and 30 respectively.

In the Company's separate financial statements, the Company accounts for its interest in joint ventures on an equity basis.

c) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated financial statements. Under this method, the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control, generally accompanying or shareholding of between 20% and 50% the voting rights. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates. A list of the principal associates is set out in Note 9.

In the Company's separate financial statements, the Company accounts for its interest in associates on an equity basis.

d) Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by subsidiaries, joint ventures or associates to third parties are recognised as an unrealised gain (loss) on dilution of investment which is presented in shareholders' equity in the balance sheet.

2.3 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.

Transactions denominated in foreign currencies are translated into Baht at the rate of exchange prevailing on the transaction dates. Realised gains and losses on exchange are recognised as income or expense as incurred. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Baht at the rate of exchange prevailing at the balance sheet date. Unrealised gains and losses on exchange are recognised as income or expense as incurred.

Statements of income and cash flows of foreign entities are translated into Thai Baht at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates prevailing on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to "cumulative foreign currency translation adjustment" in shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

2.5 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

2.6 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than three months but less than twelve months.

2.7 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An allowance is recorded for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.8 Loans and accrued interest receivables

Loans and accrued interest receivables are carried at anticipated realisable value. The group fully set up the allowance for doubtful accounts when the payment is in default more than 3 consecutive periods and writes them off when the payment is in default more than 180 days.

2.9 Inventories

Inventories are valued at the lower of cost or net realisable value. Costs are determined using the moving weighted average method except for the cost of aircraft spare parts, which is determined using the first-in first-out method. Work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity).

Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and selling expenses. An allowance is made against cost where there is diminution in value arising on obsolete and defective inventory.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.10 Programming rights

The Group buys programming rights for broadcasting. Programming rights are stated at cost. The cost comprises both the purchase price and other costs directly attributable to the acquisition of the programming rights, such as duties, less all attributable discounts, allowance or rebates. Provision is made, where necessary, for impairment based on the estimated recoverable value.

The cost of the programming rights is amortised according to the number of transmissions specified in the broadcasting agreement. If the program is broadcast more than once, the cost of the programming rights is amortised at a rate of 80% on the first transmission and 20% on the second transmission.

2.11 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the purchasing prices quoted by the Stock Exchange at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities which are classified as general investments are carried at cost.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.12 Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, or, if it is shorter, the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	3 - 30
Furniture, fixtures and equipment	5 - 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	3 - 10
Rental equipment	2 - 5

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes. Expenditures for additions, renewals and improvements of property and equipment, which result in a substantial increase in an asset's current replacement value, are capitalised. Repair and maintenance costs are recognised as an expense when incurred.

The Group's policy is to review asset values annually and to adjust depreciation to match estimated useful lives.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.13 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective concessions. Property and equipment under concession agreements is amortised on a straight line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

	Years
Satellites	Design life (14 - 15.75)
Satellites station, telemetry, tracking, command and monitoring equipment	5 - 27.5
Computer systems	5
Land, network stations, intangible assets and equipment under UHF broadcasting agreement	5 - 20

2.14 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associated undertaking or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill and is included in investments - equity method in the Company's separate financial statements. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is amortised using the straight-line method over its estimated useful life not exceeding 20 years. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market shares, potential growth and other factors inherent in the acquired subsidiary, associate or joint venture.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

2.15 Other intangible assets

Other intangible assets represent the development of IPSTAR technology, proprietary software for internal use or to service within the Group, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Other intangible assets are amortised using the straight-line method over the estimated useful lives not exceeding 20 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

2 Accounting policies (continued)

2.16 Leases - where a group company is the lessee

Leases of equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in finance lease liabilities. The interest element of the finance charge is charged to results over the lease period. The equipment acquired under finance leasing contracts is depreciated over the useful life of the asset. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to results on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.17 Leases - where a group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with other similar property, plant and equipment. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.18 Impairment of long-lived assets

Property and equipment and other non-current assets, including property and equipment under concession agreements, goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2.19 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions made by the Group to the provident funds are charged to the statement of income in the year to which they relate.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

2.20 Provisions for liabilities and charges and contingent assets

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. The contingent asset are not recognised in the balance sheet.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.21 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, internet services, and other business related to the internet business, and telephone services is recognised when the said services are provided to customers.

Revenue from leases of equipment is recognised in the period at the rate specified in the lease contract.

Revenue from the production of advertising materials is recognised upon completion. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from television advertising is recognised when the advertisement is broadcast and revenue from airtime rental is recognised when the rental program is broadcast.

Interest and consumer finance fee income are recognised in the statement of income on an accrual basis, except for income which is uncollected after three consecutive periods or more, after which interest and fee income are recognised on a collection basis. The use of the accrual basis continues for these overdue loans only when there are no arrears in principal or interest payments.

Revenue from airline fares is recognised when services are rendened to the customers.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

2.22 Advertising and production costs

Advertising costs are expensed in the financial period in which they are incurred.

Production costs comprise direct costs related to production of television programs. News production costs are expensed as incurred. Costs relating to other in-house productions are capitalised based on estimated recoverable revenues and are amortised when the production is broadcast.

2.23 Income tax

The Group calculates income tax in accordance with the Revenue Code and records income tax on an accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.24 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, current investments, trade receivables, related party receivables and payables, trade payables, leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Foreign currency forward contracts

Foreign currency forward contracts establish a predetermined exchange rate ("forward rate") at which the Group will receive or pay foreign currency amounts on a predetermined future date. Foreign exchange forward contracts are recognised in the balance sheet on inception. At the balance sheet date the foreign currency receivable or payable under these contracts are translated at the year-end exchange rate. Unrealised gains or losses that result from the translation are recognised in the income statement. Any premium or discount equal to the difference between the exchange rate and the forward rate at the inception of the contract is amortised over the life of the contract. The foreign currency amounts receivable and payable have been presented net in the balance sheet.

Cross currency and interest rate swap contracts

In cross currency and interest rate swap contracts, the Group agrees with a counterparty to exchange their respective currency and interest rate positions between an agreed pair of currencies. An exchange of principal in the different currencies occurs at the inception of the cross currency and interest rate swap contracts at a predetermined exchange rate, with an equal but opposite exchange of principal during interim periods and at the maturity of the contracts. The cross currency receivable/payable under these contracts is translated a the period-end exchange rate and the unrealised gains or losses are recognised in the income statement. Each party also pays and receives interest on a predetermined amount of principal in different currencies over the contract periods. Any differential to be paid or received on the cross currency swap contracts is recognised as a component of interest income or expenses over the period of the contracts. The foreign cross currency and interest rate swaps amounts receivable and payable have been presented net in the balance sheet.

Foreign currency option contracts

Currency options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at a set date, a specific amount of a foreign currency at a predetermined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal of option contracts is not recognised in the balance sheets. Premiums are amortised in the statements of income on a straight-line basis over the period of the contract. Options are accordingly not adjusted to fair value and recorded on the balance sheet.

Disclosures related to financial instruments to which the Group is a party are provided in Note 31.

2.25 Segment reporting

The segmental reporting has been prepared based on the internal report of the Group, which disaggregates its business by service or product.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.26 Earnings per share

Basic consolidated earnings per share is calculated by dividing the consolidated net earnings, after considering minority interest in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Basic Company earnings per share are calculated by dividing the Company's earnings by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year.

2.27 Dividends

Dividends are recorded in the consolidated and company financial statements in the period in which they are declared by the Board of Directors and approved by the shareholders.

2.28 Presentation of comparative information

The comparative figures have been amended to conform to the reclassification of certain items in the financial statements for the year ended 31 December 2005.

3 Cash and cash equivalents

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Cash on hand	21.86	26.61	0.04	0.02
Cash at banks and financial institutions	1,790.46	2,491.25	227.39	947.15
Time deposit, bills of exchange and promissory notes	816.00	1,045.15	100.00	905.00
Total cash and cash equivalents	2,628.32	3,563.01	327.43	1,852.17

The weighted average effective interest rate of bank deposits, time deposits, bills of exchange and promissory notes was 2.42% per annum (2004: 1.21% per annum) on a consolidated basis and 2.45% per annum (2004: 1.77% per annum) on a Company basis.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

4 Current investments

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Term deposits	-	210.14	-	-
Marketable securities				
- available for sale	272.11	275.20	272.11	275.20
Total current investments	272.11	485.34	272.11	275.20

The movements in the marketable securities - available for sale, which are investment in debenture can be analysed as follows:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Opening balance	275.20	283.75	275.20	283.75
Amortisation of premium	(0.37)	(0.36)	(0.37)	(0.36)
Fair value changes of investment	(2.72)	(8.19)	(2.72)	(8.19)
Closing balance	272.11	275.20	272.11	275.20

The marketable securities are investment in debenture of a financial institution which bears interest at the rate of 2.55% per annum (2004: 2.24% per annum).

As at 31 December 2004, term deposits which have an original maturity date of more than three months and less than one year. The weighted average effective interest was 2.10% per annum (2005: nil) on a consolidated basis and term deposits of Baht 209.88 million (2005: nil) were pledged as collateral in respect of bank guarantees to the Group.

5 Trade accounts and notes receivable, net

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Trade accounts and notes receivable				
- Third parties	1,685.07	1,600.90	0.91	0.91
- Related parties (Note 29 c)	443.03	478.07	3.37	11.39
Accrued income				
- Third parties	316.32	265.51	-	-
- Related parties (Note 29 c)	14.92	14.32	3.92	3.95
Total trade accounts and notes receivable	2,459.34	2,358.80	8.20	16.25
Less allowance for doubtful accounts	(503.55)	(427.60)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	1,955.79	1,931.20	7.29	15.34

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

5 Trade accounts and notes receivable, net (continued)

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Current 3 months	608.62	680.50	-	-
Overdue 3 - 6 months	268.75	203.33	-	-
Overdue 6 - 12 months	100.40	178.48	-	-
Overdue over 12 months	707.30	538.59	0.91	0.91
Total	1,685.07	1,600.90	0.91	0.91
Less allowance for doubtful accounts - third parties	(503.55)	(426.96)	(0.91)	(0.91)
Total trade accounts and notes receivable - third parties, net	1,181.52	1,173.94	-	-

6 Loans and accrued interest receivable, net

Outstanding loans and accrued interest receivable as at 31 December can be analysed as follows:

	Consolidated	
	2005 Baht Million	2004 Baht Million
Up to 90 days	6,517.73	1,093.90
Over 90 days	210.70	0.11
Total loans and accrued interest receivable	6,728.43	1,094.01
Less allowance for doubtful accounts	(322.30)	(47.77)
Loans and accrued interest receivable	6,406.13	1,046.24
Less current portion of loans and accrued interest receivable	(4,659.42)	(590.29)
Loans and accrued interest receivable, net	1,746.71	455.95

7 Inventories, net

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Raw materials	93.75	155.71	-	-
Work in process	6.78	21.94	-	-
Finished goods	708.51	254.40	-	-
Goods in transit	-	1.89	-	-
Total	809.04	433.94	-	-
Less allowance for obsoleted stock	(147.41)	(70.73)	-	-
Total inventories, net	661.63	363.21	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Other current assets

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Prepaid expenses	367.95	181.06	2.61	4.56
Recoverable tax	93.65	117.49	19.67	21.44
Advance payments	109.97	73.58	1.27	0.16
Deposits	56.47	23.19	-	-
Debtor - others	281.87	29.42	-	-
Accrued income receivable - others	23.03	33.22	-	-
Insurance compensation receivable	52.34	-	-	-
Others	142.52	134.24	5.66	16.42
Total other current assets	1,127.80	592.20	29.21	42.58

9 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 December comprise:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Investments in subsidiaries	-	-	8,307.50	7,197.49
Investments in associates	31,252.57	30,141.26	30,739.26	29,661.85
Investments in joint ventures	-	-	948.64	530.06
Total investments in subsidiaries, associates and joint ventures	31,252.57	30,141.26	39,995.40	37,389.40

b) Movements in investments in subsidiaries, associates and joint ventures for the years ended 31 December comprise:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Opening net book value	30,141.26	26,223.13	37,389.40	34,099.43
Additions	-	4.50	-	-
Increased investment in a joint venture	-	-	720.00	-
Change from subsidiary to associate	-	419.82	-	-
Disposal of investment in a joint venture	-	-	-	(43.98)
Unrealised gain on sale of investment in a joint venture	-	-	-	(262.02)
Share of net results from investments	8,228.65	8,814.65	8,671.67	8,893.08
Dividends received from subsidiaries and associates	(7,169.32)	(5,408.29)	(7,206.73)	(5,590.45)
Gain on dilution from investments in subsidiaries and associates	51.98	87.45	390.58	302.65
Foreign currency translation adjustment	-	-	30.48	(9.31)
Closing net book value	31,252.57	30,141.26	39,995.40	37,389.40

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures (continued)

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services	Thailand	Baht
Joint ventures			
Thai Air Asia Company Limited and its Group	Providing low-fare airline service	Thailand	Baht
Capital OK Company Limited and its Group	Providing consumer finance	Thailand	Baht

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 31 December 2005 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	21,904.51	30,711.97	7,076.79
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,128.50)	540.60	92.53
Total investments in associates			10,476.56	20,776.01	31,252.57	7,169.32

	Consolidated - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,827.10	29,634.56	5,370.78
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,162.40)	506.70	37.51
AD Venture Company Limited's associates	20.00	40.00	30.00	(30.00)	-	-
Total investments in associates			10,506.56	19,634.70	30,141.26	5,408.29

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures (continued)

e) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2005 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,453.79	41.34	3,612.98	1,925.90	5,538.88	-
ITV Public Company Limited	6,031.91	52.94	3,297.26	(872.69)	2,424.57	-
AD Venture Company Limited	550.00	90.91	500.00	(448.67)	51.33	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	86.83	96.83	-
SC Matchbox Company Limited	9.00	99.96	71.97	148.47	220.44	129.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	815.29	8,307.50	129.94
Associate						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	21,931.80	30,739.26	7,076.79
Total investment in an associate			8,807.46	21,931.80	30,739.26	7,076.79
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(80.69)	120.54	-
Capital OK Company Limited	2,200.00	60.00	1,320.00	(491.90)	828.10	-
Total investments in joint ventures			1,521.23	(572.59)	948.64	-

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures (continued)

e) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2004 (Baht Million)					
	Paid-up capital	**Investment portion (%)**	**Cost**	**Accumulated change in investment valuation**	**Equity**	**Dividend**
Subsidiaries						
Shin Satellite Public Company Limited	4,384.41	51.40	3,612.98	1,022.29	4,635.27	112.72
ITV Public Company Limited	6,023.71	53.01	3,297.26	(1,153.52)	2,143.74	-
AD Venture Company Limited	550.00	90.91	500.00	(392.61)	107.39	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	60.61	70.61	7.00
SC Matchbox Company Limited	9.00	99.96	71.97	193.06	265.03	99.96
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(294.72)	7,197.49	219.68
Associate						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,854.39	29,661.85	5,370.78
Total investment in an associate			8,807.46	20,854.39	29,661.85	5,370.78
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(130.17)	71.06	-
Capital OK Company Limited	1,000.00	60.00	600.00	(141.00)	459.00	-
Total investments in joint ventures			801.23	(271.17)	530.06	-

f) Significant movements in investments during the year ended 31 December 2005 were as follows:

1) **Shin Satellite Public Company Limited Group**

a) **Shin Satellite Public Company Limited ("SATTEL")**

- **Changes in registered share capital**

At the Shareholders' Annual General Meeting on 31 March 2005 of SATTEL, a resolution was passed to approve a decrease in SATTEL's registered share capital from the total registered share capital of 1,113.69 million shares, at a par value of Baht 5 each to be 905.69 million shares, at a par value of Baht 5 each by way of cancellation of 208 million registered shares that had not been issued and paid-up and also passed a resolution to approve the increase in SATTEL's registered share capital from 905.69 million shares, at a par value of Baht 5 each to 1,121.26 million shares, at a par value of Baht 5 each, by issuing 215.56 million additional ordinary shares. The number of additional ordinary shares to be allocated for public sale cannot be over 208 million shares. The remaining 7.56 million ordinary shares are to support warrants to be issued to its directors and employees under ESOP (Grant IV). SATTEL registered the decrease and the increase in

9 Investments in subsidiaries, associates and joint ventures (continued)

f) Significant movements in investments during the year ended 31 December 2005 were as follows:

1) **Shin Satellite Public Company Limited Group (continued)**

a) **Shin Satellite Public Company Limited ("SATTEL") (continued)**

- **Changes in registered share capital (continued)**

its registered share capital with the Ministry of Commerce on 20 and 21 April 2005, respectively.

In June 2005, SATTEL issued additional 208 million shares and offered to public at Baht 15.30 per share.

During the year 2005, SATTEL issued additional 5.88 million shares in order to support the exercise of 2.74 million units of warrants issued to directors and employees (ESOP).

As a result of aforementioned increase in share capital, the issued and paid-up capital of SATTEL increased from Baht 4,384.41 million to Baht 5,453.79 million and share premium increased from Baht 2,198.40 million to Baht 4,295.37 million. Consequently, the Company's investment in SATTEL was diluted from 51.40% to 41.34%. The gain on dilution amounting to Baht 335.18 million has been recognised under shareholders' equity in the balance sheet.

Even though the Company's investment in SATTEL is less than 50%, SATTEL remains a subsidiary of the Company because the Company still has control over SATTEL's financial and operation policies. This is in accordance with the opinion from the Federation of Accounting Professions as mentioned in a responsive letter dated 2 August 2005.

b) **Establishment of SATTEL's subsidiaries**

During the year 2005, SATTEL has established subsidiaries as follow;

Company	Approved the establishment date	Share capital: Number of shares (Million share)	Share capital: Par value	Country	Major shareholder
IPSTAR DO BRASIL Company Limited ("IPB")	25 January 2005	0.10	1 USD	Brasil	iPSTAR Co.,Ltd.
IPSTAR Global Services Company Limited ("IPG")	12 May 2005	0.02	1 USD	Mauritius	SATTEL
IPSTAR International Pte,Ltd. ("IPI")	12 May 2005	0.02	1 SGD	Singapore	SATTEL

As at 31 December 2005, IPB and IPG had not been established yet. As for on 1 August 2005, IPI registered as an incorporation but had not issued and commenced the business operations.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures (continued)

f) Significant movements in investments during the year ended 31 December 2005 were as follows:

1) Shin Satellite Public Company Limited Group (continued)

c) The increase in issued and paid-up capital of SATTEL's subsidiaries

During the year 2005, SATTEL's subsidiaries has increased capital as follows:

Company	The Board of Directors' meeting approved date	Increased share capital		
		Number of shares (Million share)	Par value	Amount
Cambodia Shinawatra Company Limited ("CAM")	29 July 2005	2.2	1 USD	USD 2.2 Million
IPSTAR New Zealand Company Limited ("IPNZ")	28 October 2005	2.0	1 NZD	NZD 2.0 Million

CAM has received the aforesaid share capital on 15 August 2005 and 26 August 2005.

As at 31 December 2005, IPNZ has share capital and paid-up for NZD 0.7 million and advance received for share subscription of NZD 0.1 million.

d) Liquidation of SATTEL's subsidiary

At the Extraordinary Shareholders' Meeting of C.S. Satellite Phone Company Limited ("CSP") on 16 March 2005, the shareholders passed a resolution to approve the liquidation report. On 25 March 2005, the Ministry of Commerce approved CSP's liquidation. On 31 March 2005, the liquidation of CSP was completed in accordance with the Civil and Commerce Code. CSP distributed the share refund of Baht 83 million to the Group and Baht 21 million to other shareholders of CSP.

e) Approval of warrants allocation of SATTEL's associate under ESOP

At the Annual Ordinary Shareholders' Meeting of CS Loxinfo Public Company Limited ("CSL") on 30 March 2005, the shareholders passed a resolution to approve the increase of CSL's registered share capital from Baht 630.98 million to Baht 639.57 million in order to support the allocation of 8.56 million units of warrants by CSL's directors and employees ESOP (Grant III). The increase in the registered share capital was registered with the Ministry of Commerce on 26 April 2005. On 31 May 2005, CSL already approved the issuance and offering of ESOP (Grant III) by granting warrants.

2) ITV Public Company Limited ("ITV")

On 19 January 2004, the Extraordinary General Meeting of Shareholders of ITV passed a resolution to approve the allocation of newly issued share capital as a private placement to two strategic partners, Kantana Group Public Company Limited and Mr. Tripop Limpapath amounting to 300 million shares. On 31 October 2005, ITV and its strategic partners could not reach an agreement over the share offering. However, the two strategic partners are still TV producers for ITV.

During year 2005, ITV issued additional paid up capital 1.64 million shares in order to support the exercise of 1.64 million units of warrants by ITV's directors and employees (ESOP). Consequently, the Company's investment in ITV was diluted from 53.01% to 52.94%. The gain on dilution amounting to Baht 3.42 million has been recognised as shareholders' equity in the balance sheet.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures (continued)

f) Significant movements in investments during the year ended 31 December 2005 were as follows:

3) AD Venture Company Limited Group ("ADV")

a) The decrease in share capital of ADV group

In June 2005, shareholders' group of ADV Group, approved to reduce the authorised share capital as follows:

	Former authorised share capital		New authorised share capital		
Company	Number of shares (Shares)	Par value (Baht)	Number of shares (Shares)	Par value (Baht)	Registered date
ArcCyber Company Limited	63,000,000	5.00	58,540,000	5.00	3 October 2005
AT Cyber Company Limited	6,000,001	10.00	6,000,001	6.42	4 October 2005
Triple A Commerce Company Limited	375,000	10.00	375,000	5.47	3 October 2005
Ableon Dot Com Company Limited	250,000	10.00	250,000	7.60	3 October 2005

b) Liquidation of a subsidiary and an associate

Fullfindotcom Company Limited, a subsidiary, registered its dissolution with the Ministry of Commerce on 23 December 2005 and it is in the liquidation process.

Redundant Company Limited, an associate, registered its dissolution with the Ministry of Commerce on 14 January 2005. On 20 April 2005, the liquidation was completed.

4) Advanced Info Service Public Company Limited ("ADVANC")

During year 2005, ADVANC issued additional paid up capital 5.45 million shares in order to support the exercise of 5.06 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 42.91% to 42.83%. The gain on dilution amounting to Baht 51.98 million has been recognised under shareholders' equity in the balance sheet.

5) Capital OK Company Limited ("OK")

OK, a joint venture of the Company, increased its issued and paid-up capital from Baht 1,000 million to Baht 1,500 million in June 2005 and increased its issued and paid-up capital from Baht 1,500 million to Baht 2,200 million in September 2005. The Company paid its 60% portion in the amount of Baht 720 million.

6) Dividend payment

In the year 2005, the Company's subsidiaries and associates paid dividends as follows:

	Par value (Baht per share)	Dividend ratio (Baht per share)	Amount paid (Baht Million)
SMB (a subsidiary)	10.00	144.44	129.99
ADVANC (an associate)	1.00	5.60	16,515.00
CSL (an associate)	1.00	0.37	231.25

10 Other investments

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
General investments				
Imperial Technology Management Services Public Company Limited	25.00	25.00	25.00	25.00
Other	1.25	1.25	1.25	1.25
Total other investments	26.25	26.25	26.25	26.25

11 Property and equipment, net

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers& equipment	Rental equipment	Assets under construction	Total
As at 31 December 2004							
Cost	422.77	5,433.48	154.86	264.28	11.34	15,981.60	22,268.33
Less accumulated depreciation	(230.02)	(1,810.72)	(79.18)	(99.81)	(11.06)	-	(2,230.79)
Less allowance for impairment	-	-	-	(18.07)	-	-	(18.07)
Net book value	192.75	3,622.76	75.68	146.40	0.28	15,981.60	20,019.47
Transactions during the year ended 31 December 2005							
Additions	33.06	2,066.02	30.65	164.56	-	5,555.41	7,849.70
Disposals, net	(0.01)	(1.36)	(5.26)	(1.79)	-	-	(8.42)
Transfer, net	109.08	1,046.93	1.68	12.69	-	(19,601.48)	(18,431.10)
Write-off, net	(1.47)	(1.39)	-	(0.96)	-	(8.87)	(12.69)
Depreciation charge	(35.83)	(623.77)	(27.59)	(70.79)	(0.25)	-	(758.23)
Loss on impairment	-	-	-	(31.83)	-	-	(31.83)
Foreign currency translation adjustment	0.37	113.21	0.21	0.31	-	6.28	120.38
Closing net book value	297.95	6,222.40	75.37	218.59	0.03	1,932.94	8,747.28
As at 31 December 2005							
Cost	431.79	8,686.12	166.00	500.00	11.34	1,932.94	11,728.19
Less accumulated depreciation	(133.84)	(2,463.72)	(90.63)	(229.64)	(11.31)	-	(2,929.14)
Less allowance for impairment	-	-	-	(51.77)	-	-	(51.77)
Net book value	297.95	6,222.40	75.37	218.59	0.03	1,932.94	8,747.28

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

11 Property and equipment, net (continued)

	Company (Baht Million)					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers &equipment	Assets under construction	Total
As at 31 December 2004						
Cost	143.13	28.66	44.10	266.38	3.82	486.09
Less accumulated depreciation	(138.92)	(22.33)	(24.19)	(252.05)	-	(437.49)
Net book value	4.21	6.33	19.91	14.33	3.82	48.60
Transactions during the year ended 31 December 2005						
Additions	0.31	0.85	11.18	3.62	1.10	17.06
Disposals, net	-	(0.04)	(0.62)	(0.04)	-	(0.70)
Transfers, net	-	-	-	1.70	(3.85)	(2.15)
Write-off, net	(0.03)	(0.01)	-	(1.54)	(0.62)	(2.20)
Depreciation charge	(2.01)	(2.19)	(7.80)	(5.52)	-	(17.52)
Closing net book value	2.48	4.94	22.67	12.55	0.45	43.09
As at 31 December 2005						
Cost	11.38	26.69	48.99	38.67	0.45	126.18
Less accumulated depreciation	(8.90)	(21.75)	(26.32)	(26.12)	-	(83.09)
Net book value	2.48	4.94	22.67	12.55	0.45	43.09

Borrowing costs of Baht 715 million (2004: Baht 440 million), arising from the financing specifically entered into for assets under construction, were capitalised during the year in the consolidated financial statements.

On 14 October 2005, SATTEL accepted the In - Orbit Acceptance test of iPSTAR-1 satellite from Space Systems/Loral, Inc, which is the satellite constructor, and had its satellite control station installed. On 21 October 2005, the titles of the satellite, satellite control station and other equipment have been passed to the Ministry of Information and Communication Technology ("MICT") in accordance with the concession agreement. These assets have been transferred to property and equipment under concession contract when their titles transferred. On 9 December 2005, the installation of satellite's ground systems were completed, resulting in completion of networking amongst satellite, satellite stations and other equipment. These network and systems were transferred to MICT under the concession agreement and were commenced for amortisation on such date.

As at 31 December 2005, property and equipment are included a project in progress of Baht 1,717 million (31 December 2004: nil) relating to the Thaicom 5 project.

As at 31 December 2005, consolidated property and equipment included a subsidiary 's equipment under concession agreement of approximately Baht 2,504 million (2004: Baht 2,016 million). According to the concession agreement, the subsidiary must transfer its ownership of this related equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

This project in progress as mentioned above will be transferred to property and equipment under concession agreements as the title of assets has been transferred and accepted by the concessionaires.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Property and equipment under concession agreements, net

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
As at 31 December 2004			
Cost	10,582.71	3,574.90	14,157.61
Less accumulated amortisation	(6,651.64)	(1,407.95)	(8,059.59)
Net book value	3,931.07	2,166.95	6,098.02
Transactions during the year ended 31 December 2005			
Additions	7.14	61.91	69.05
Write-off, net	-	(0.38)	(0.38)
Transfer, net	16,705.77	-	16,705.77
Amortisation	(934.18)	(221.71)	(1,155.89)
Loss on impairment	(400.00)	-	(400.00)
Closing net book value	19,309.80	2,006.77	21,316.57
As at 31 December 2005			
Cost	24,132.75	3,636.05	27,768.80
Less accumulated amortisation	(4,422.95)	(1,629.28)	(6,052.23)
Less allowance for impairment	(400.00)	-	(400.00)
Net book value	19,309.80	2,006.77	21,316.57

In the first quarter of 2003, the Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the fourth quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. Ministry of Information and Communication Technology ("MICT"), the legal owner of the Thaicom 3 satellite and SATTEL, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account". Consequently, in November 2003, MICT approved to provide the compensation received from the insurance company to SATTEL in order for SATTEL to proceed in accordance with the concession agreement, that SATTEL to provide three satellite transponders to compensate the damaged transponders of the Thaicom 3 satellite and to build a new satellite, including gateway stations and other related equipment to replace the Thaicom 3 satellite.

SATTEL has proceeded in accordance with the MICT's conditions as discussed above. As a result, on 30 June 2005, SATTEL entered into an agreement for the construction of the Thaicom 5 satellite to replace the Thaicom 3 satellite. Consequently, SATTEL has recognised compensation for the satellite construction of USD 26.26 million (Baht 1,083 million) following the allocated compensation relating to the new construction, in these financial statements as other income in the statement of income and insurance compensation receivable in the balance sheet, bears the proportion of the compensation that compensates new construction. As at 31 December 2005, SATTEL has insurance compensation receivable of Baht 52 million.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Property and equipment under concession agreements, net (continued)

In the third quarter of 2004, due to spacecraft power maintenance, the Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. On 7 July 2005, SATTEL and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from 5 years and 11 months to 2 years and 6 months. This results in an increase in annual amortisation of the Thaicom 3 satellite from Baht 344 million per annum to Baht 652 million per annum, effective from the third quarter of 2005. In addition, the change in the remaining useful life of the Thaicom 3 satellite has resulted in recognition of impairment loss amounting to Baht 400 million. SATTEL determined recoverable amount based on value-in-use calculations, applying a discount rate of 5% per annum to estimated future cash flows. SATTEL has recognised this impairment loss as expenses in the second quarter of 2005 of consolidated statements of income. In addition, the Company recorded the decrease in the investment in a subsidiary and share of net results from investments - equity method of Baht 165.88 million in the Company's financial statements.

13 Goodwill, net

	Consolidated Baht Million
As at 31 December 2004	
Cost	1,800.53
Less accumulated amortisation	(396.16)
Net book value	1,404.37
Transactions during the year ended 31 December 2005	
Amortisation	(98.12)
Closing net book value	1,306.25
As at 31 December 2005	
Cost	1,800.53
Less accumulated amortisation	(494.28)
Net book value	1,306.25

14 Other intangible assets, net

	Consolidated Baht Million	Company Baht Million
As at 31 December 2004		
Cost	921.59	69.79
Less accumulated amortisation	(564.87)	(41.46)
Net book value	356.72	28.33
Transactions during the year ended 31 December 2005		
Additions	165.37	0.42
Transfer, net	1,222.59	2.15
Write-off, net	(11.65)	-
Amortisation	(56.13)	(11.96)
Loss on impairment	(14.62)	-
Foreign currency translation adjustment	10.77	-
Closing net book value	1,673.05	18.94
As at 31 December 2005		
Cost	2,308.90	72.36
Less accumulated amortisation	(621.23)	(53.42)
Less allowance for impairment	(14.62)	-
Net book value	1,673.05	18.94

15 Trade accounts and notes payable

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Trade accounts and notes payable				
- Third parties	954.79	880.56	0.44	1.47
- Related parties (Note 29 c)	41.02	66.90	11.80	0.13
Total trade accounts and notes payable	995.81	947.46	12.24	1.60

16 Borrowings

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Current				
Bank overdrafts and short-term loans from banks and financial institutions	4,348.93	2,112.10	1,200.00	-
Current portion of long-term borrowings	2,855.34	2,223.73	-	-
Finance lease liabilities	23.00	3.56	0.68	1.13
	7,227.27	4,339.39	1,200.68	1.13
Non-current				
Long-term borrowings	17,605.85	12,782.12	-	-
Long-term debentures	-	2,680.09	-	2,680.09
Finance lease liabilities	34.61	8.27	0.53	1.60
	17,640.46	15,470.48	0.53	2,681.69
Total borrowings	24,867.73	19,809.87	1,201.21	2,682.82

As at 31 December 2005, the Company has unsecured promissory notes with a bank in the amount of Baht 1,200 million with weighted average of effectivce interest at rates of 4.30% per annum.

In May 2005, the Company redeemed all of its outstanding debentures, which were issued in May 2002, in the amount of Baht 2,698.10 million, before the due date. Therefore, the Company was released from the conditions in the debenture agreement in terms of maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets, and maintaining its interest in certain subsidiaries and associates.

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, SATTEL entered into the USD 389.3 million credit agreements which comprise three agreements as follows:

a) Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.
b) Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.
c) Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

16 Borrowings (continued)

Facility agreements in relation to the financing of the iPSTAR satellite project (continued)

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The subsidiary is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the subsidiary must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The subsidiary entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. The subsidiary must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

Joint venture's borrowing

As at 31 December 2005, OK has short-term borrowings representing promissory notes payable to several local financial institutions and bills of exchange to an other investor amounting to Baht 3,081 million and Baht 30 million, respectively (2004 : Baht 720 million) (proportion of the Company's investment), which bear interest at the rates ranging from 3.59% to 5.79% per annum (2004 : 2.83% to 3.50% per annum).

Long-term borrowings represent Japanese Yen loans from financial institutions amounting to Japanese Yen 6,480 million (approximately Baht 2,433 million) (proportion of the Company's investment), which bear interest at the rate of JPY - LIBOR plus 0.5% per annum and Thai Baht loan from a local bank amounting to Baht 600 million, which bear interest at 4.75% per annum.

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the year ended 31 December 2005		
Opening balance	19,809.87	2,682.82
Additions, net	14,760.91	2,450.00
Repayments	(10,352.72)	(3,949.62)
Amortisation of discount/deferred debt issuance costs	21.85	18.01
Unrealised loss on exchange rate	632.75	-
Foreign currency translation adjustment	(4.93)	-
Closing balance	24,867.73	1,201.21

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

16 Borrowings (continued)

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Total borrowings:				
- at fixed rates	8,286.93	7,167.52	1,201.21	2,682.82
- at floating rates	16,580.80	12,642.35	-	-
	24,867.73	19,809.87	1,201.21	2,682.82
Weighted average interest rates: (Percent)				
- bank overdraft and short-term loans from financial institutions	4.94	2.75	4.30	-
- long-term borrowings	5.34	3.17	-	-
- long-term debentures	-	5.40	-	5.40
- finance lease liabilities	6.29	5.99	7.46	7.73

Maturity of non-current borrowings as at 31 December 2005 is as follows:

	Consolidated		Company	
	Borrowings Baht Million	Finance lease liabilities Baht Million	Borrowings Baht Million	Finance lease liabilities Baht Million
2007	6,017.63	21.64	-	0.53
2008	3,586.23	11.64	-	-
2009	3,121.67	0.65	-	-
2010 and after	4,880.32	0.68	-	-
	17,605.85	34.61	-	0.53

Borrowing facilities

The Group has the following undrawn borrowing facilities:

	Consolidated	
	2005 Baht Million	2004 Baht Million
Floating rate		
- expiry within one year	4,272.52	-
- expiry after one year	124.60	2,861.78
Fixed rate		
- expiry after one year	40.00	628.00
Total	4,437.12	3,489.78

SHIN CORPORATION PUBLIC COMPANY LIMITED

17 Other current liabilities

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Accrued expenses	665.27	514.27	43.81	44.11
Deferred income and advance receipts	438.43	286.91	-	-
Accounts payable - others	313.50	101.56	7.03	4.58
Tax payable	255.24	207.29	3.31	8.94
Others	83.58	85.55	2.00	2.59
Total other current liabilities	1,756.02	1,195.58	56.15	60.22

18 Foreign currency forward contracts, net

As at 31 December 2005 and 2004, the Group has entered into foreign currency forward contracts and cross currency and interest rate swap contracts to hedge the foreign exchange rate risk in respect of the loans and accounts payable. Foreign currency forward contracts receivable and payable under these contracts are shown below:

	Consolidated	
	2005 Baht Million	2004 Baht Million
Foreign currency forward contracts receivable, net		
Contracts receivable	8,323.67	1,478.66
Contracts payable	(8,064.14)	(1,478.10)
Total foreign currency forward contracts receivable, net	259.53	0.56
Less current portion of foreign currency forward contracts receivable, net	(259.53)	(0.56)
Non-current portion of foreign currency forward contracts receivable	-	-
Foreign currency forward contracts payable, net		
Contracts receivable	6,659.67	10,839.77
Contracts payable	(6,779.26)	(11,403.44)
Total foreign currency forward contracts payable, net	(119.59)	(563.67)
Less current portion of foreign currency forward contracts payable, net	(112.86)	(563.67)
Non-current portion of foreign currency forward contracts payable, net	(6.73)	-
Cross currency and interest rate swap contracts payable, net		
Contracts receivable	2,275.03	-
Contracts payable	(2,433.24)	-
Total cross currency and interest rate swap contracts payable, net	(158.21)	-
Less current portion of cross currency and interest rate swap contracts payable, net	-	-
Non-current portion of cross currency and interest rate swap contracts payable, net	(158.21)	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

19 Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:

	Authorised number of shares Million shares	Issued and fully paid up shares			
		Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
As at 31 December 2003	5,000.00	2,939.05	2,939.05	4,871.90	7,810.95
Issue of shares	-	14.58	14.58	237.38	251.96
As at 31 December 2004	5,000.00	2,953.63	2,953.63	5,109.28	8,062.91
Issue of shares	-	45.68	45.68	991.01	1,036.69
As at 31 December 2005	5,000.00	2,999.31	2,999.31	6,100.29	9,099.60

During the year 2005, the Company registered issued and paid-up share capital in respect of 5.04 million units of warrants issued to directors and employees (ESOP) which were exercised to be 5.10 million ordinary shares and 40.58 million units of warrants issued to the public (Shin-W1) for 40.58 million ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 2,953.63 million to Baht 2,999.31 million and share premium increased from Baht 5,109.28 million to Baht 6,100.29 million.

18 Foreign currency forward contracts, net

As at 31 December 2005 and 2004, the Group has entered into foreign currency forward contracts and cross currency and interest rate swap contracts to hedge the foreign exchange rate risk in respect of the loans and accounts payable. Foreign currency forward contracts receivable and payable under these contracts are shown below:

	Consolidated	
	2005 Baht Million	2004 Baht Million
Foreign currency forward contracts receivable, net		
Contracts receivable	8,323.67	1,478.66
Contracts payable	(8,064.14)	(1,478.10)
Total foreign currency forward contracts receivable, net	259.53	0.56
Less current portion of foreign currency forward contracts receivable, net	(259.53)	(0.56)
Non-current portion of foreign currency forward contracts receivable	-	-
Foreign currency forward contracts payable, net		
Contracts receivable	6,659.67	10,839.77
Contracts payable	(6,779.26)	(11,403.44)
Total foreign currency forward contracts payable, net	(119.59)	(563.67)
Less current portion of foreign currency forward contracts payable, net	(112.86)	(563.67)
Non-current portion of foreign currency forward contracts payable, net	(6.73)	-
Cross currency and interest rate swap contracts payable, net		
Contracts receivable	2,275.03	-
Contracts payable	(2,433.24)	-
Total cross currency and interest rate swap contracts payable, net	(158.21)	-
Less current portion of cross currency and interest rate swap contracts payable, net	-	-
Non-current portion of cross currency and interest rate swap contracts payable, net	(158.21)	-

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

19 Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:

	Authorised number of shares Million shares	Issued and fully paid up shares			
		Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
As at 31 December 2003	5,000.00	2,939.05	2,939.05	4,871.90	7,810.95
Issue of shares	-	14.58	14.58	237.38	251.96
As at 31 December 2004	5,000.00	2,953.63	2,953.63	5,109.28	8,062.91
Issue of shares	-	45.68	45.68	991.01	1,036.69
As at 31 December 2005	5,000.00	2,999.31	2,999.31	6,100.29	9,099.60

During the year 2005, the Company registered issued and paid-up share capital in respect of 5.04 million units of warrants issued to directors and employees (ESOP) which were exercised to be 5.10 million ordinary shares and 40.58 million units of warrants issued to the public (Shin-W1) for 40.58 million ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 2,953.63 million to Baht 2,999.31 million and share premium increased from Baht 5,109.28 million to Baht 6,100.29 million.

19 Share capital, premium and warrants (continued)

Warrants

Movements in the number of outstanding warrants are as follows:

	For the year ended 31 December 2005 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Director	10,340.00	(1,060.30)	-	9,279.70
- Employees	3,823.50	(1,853.90)	-	1,969.60
Total	14,163.50	(2,914.20)	-	11,249.30
ESOP - Grant II				
- Director	11,002.50	(470.00)	-	10,532.50
- Employees	5,309.00	(2,034.80)	-	3,274.20
Total	16,311.50	(2,504.80)	-	13,806.70
ESOP - Grant III				
- Director	9,290.60	-	-	9,290.60
- Employees	4,369.60	(122.60)	-	4,247.00
Total	13,660.20	(122.60)	-	13,537.60
ESOP - Grant IV				
- Director	-	-	9,356.10	9,356.10
- Employees	-	-	6,643.90	6,643.90
Total	-	-	16,000.00	16,000.00
SHIN - W1	199,995.94	(40,579.50)	-	159,416.44
Total	244,131.14	(46,121.10)	16,000.00	214,010.04

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered four grants of warrants to directors and employees which are in registered form and non-transferrable. The warrants terms have no offered price and their do not exceed 5 years. The exercise ratio and price are detailed belows:

	Issue date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)	Exercise period	
					Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	17.337	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	13.314	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	35.463	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	41.214	31 May 2006	30 May 2010

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issue date.

During the year 2005, the Board of Director approved the declaration of a dividend (Note 34), of which the amount paid was greater than 50% of net profit after tax. Consequently, this affects the exercise ratios and exercise prices. Therefore, the company changed the exercise ratios and exercise prices of warrants detailed belows.

	Exercise Ratio (unit/share)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP - Grant I	1 : 1.00540	1 : 1.02671	17.704	17.337
ESOP - Grant II	1 : 1.00540	1 : 1.02671	13.597	13.314
ESOP - Grant III	1 : 1.00540	1 : 1.02671	36.214	35.463
ESOP - Grant IV	1 : 1.00000	1 : 1.01326	41.760	41.214

SHIN CORPORATION PUBLIC COMPANY LIMITED

19 Share capital, premium and warrants (continued)

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered from and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2003 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

20 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

21 Minority interests

	Consolidated	
	2005 Baht Million	2004 Baht Million
Opening balance	5,305.95	5,013.22
Purchase of investment in subsidiaries	(3.46)	205.95
Change in status from subsidiary to associate	-	(1,034.89)
Liquidation of investment in a subsidiary	(20.81)	-
Increase in share capital by subsidiaries	2,836.86	716.32
Share of net results of subsidiaries	962.53	527.38
Foreign currency translation adjustment	32.80	(15.82)
Dividend payment	-	(106.21)
Closing balance	9,113.87	5,305.95

22 Other income

Other income for the years ended 31 December 2005 and 2004 comprised:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Interest income	87.01	54.34	48.15	30.16
Gain on unwinding and purchasing of foreign currency option contracts	36.61	293.91	-	-
Gain on exchange rate	109.41	-	-	-
Others	68.87	31.31	7.32	1.64
Total other income	301.90	379.56	55.47	31.80

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

23 Directors' remuneration

For the years ended 31 December 2005 and 2004, the remuneration of directors in the consolidated financial statements amounting to Baht 17.17 million and Baht 14.41 million, respectively and in the company financial statement amounting to Baht 9.98 million and Baht 7.89 million, respectively. Directors' remuneration represents salary, provident fund contributions, meeting fees and gratuities as approved by the shareholders of the Group and the Company in their Ordinary General Meeting of Shareholders.

24 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

25 Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

The basic earnings per share and the diluted earnings per share are as follows:

	For the years ended 31 December (Consolidated and Company)					
	Net profit ('000 Baht)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	8,573,259	8,699,749	2,990,615	2,949,029	2.87	2.95
The effect of dilutive potential shares	-	-	94,698	106,419	(0.09)	(0.10)
Diluted earnings per share	8,573,259	8,699,749	3,085,313	3,055,448	2.78	2.85

26 Operating income

The followings have been charged in arriving at operating income:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Depreciation and amortisation	2,068.37	1,749.10	29.48	31.71
Impairment charges	446.46	-	-	-
Staff costs	1,590.70	1,332.26	182.20	151.72

As at 31 December 2005, the Group employed 4,135 employees (2004: 3,661 employees) on a consolidated basis and 117 employees (2004: 113 employees) at the Company level.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

27 Segment information

The Group is organised into the following main business segments:

Satellite business	Transponder rental and related services including the provision of earth station services, uplink and downlink services
Wireless telecommunications	Provision of mobile telecommunication trading and rental of telecommunications equipment and accessories in Cambodia and Thailand
Internet business	Internet investments and Internet Services Provider (ISP) in Thailand
Information technology	Providing computer services
Advertising, media and radio and television broadcasting	Airtime rental, media production, publication of white and yellow pages telephone directories and the provision of advertising services to the Group and third parties
Airline	Providing a low-fare airline service
Consumer finance	Carrying on consumer finance business
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

27 Segment information (continued)

Financial information by business segment is as follows:

	Consolidated - for the year ended 31 December 2005 (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	3,620.60	2,000.64	158.46	140.47	4,483.52	1,315.38	980.55	288.95	(405.86)	12,582.71
Revenue from insurance compensation	1,082.65	-	-	-	-	-	-	-	-	1,082.65
Share of net results from associates	-	8,102.22	23.15	-	103.28	-	-	-	-	8,228.65
Total revenues	4,703.25	10,102.86	181.61	140.47	4,586.80	1,315.38	980.55	288.95	(405.86)	21,894.01
Cost of sales and services	(2,835.45)	(1,074.80)	(147.17)	(95.89)	(3,041.99)	(1,207.93)	(8.27)	(131.80)	108.95	(8,434.35)
Segment result	1,867.80	9,028.06	34.44	44.58	1,544.81	107.45	972.28	157.15	(296.91)	13,459.66
Selling and administrative expenses	(1,107.98)	(320.03)	(144.92)	(14.67)	(692.64)	(132.20)	(1,208.21)	(200.28)	293.17	(3,527.76)
Operating profit (loss)	759.82	8,708.03	(110.48)	29.91	852.17	(24.75)	(235.93)	(43.13)	(3.74)	9,931.90
Other income, net										214.64
Finance cost										
Interest income										87.01
Interest expenses										(451.52)
Profit before tax										9,782.03
Income tax										(246.23)
Profit before minority interests										9,535.80
Minority interests										(962.54)
Net profit										8,573.26
Other information										
Segment assets	28,104.05	4,766.92	159.35	155.74	4,049.01	590.03	7,271.61	2,123.81	(61.45)	47,159.07
Investment in equity method	-	30,711.98	540.59	-	-	-	-	-	-	31,252.57
Total consolidated assets	28,104.05	35,478.90	699.94	155.74	4,049.01	590.03	7,271.61	2,123.81	(61.45)	78,411.64
Segment liabilities	1,511.57	1,321.90	63.97	67.28	1,117.82	468.88	408.24	65.01	(61.26)	4,963.41
Borrowings	-	-	-	-	-	-	-	-	-	24,867.73
Total consolidated liabilities	1,511.57	1,321.90	63.97	67.28	1,117.82	468.88	408.24	65.01	(61.26)	29,831.14
Depreciation	247.62	381.30	20.34	10.39	42.43	8.33	30.30	17.52	-	758.23
Amortisation	962.99	9.80	5.24	4.53	306.93	0.73	10.16	9.76	-	1,310.14
Depreciation and amortisation	1,210.61	391.10	25.58	14.92	349.36	9.06	40.46	27.28	-	2,068.37

27 Segment information (continued)

Consolidated - for the year ended 31 December 2004 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	3,187.90	1,559.47	485.06	154.59	4,428.80	720.76	86.01	296.82	(288.49)	10,630.92
Share of net results from associates	-	8,698.27	116.38	-	-	-	-	-	-	8,814.65
Total revenues	3,187.90	10,257.74	601.44	154.59	4,428.80	720.76	86.01	296.82	(288.49)	19,445.57
Cost of sales and services	(2,224.08)	(779.36)	(290.52)	(106.63)	(3,389.74)	(731.63)	-	(116.32)	72.09	(7,566.19)
Segment result	963.82	9,478.38	310.92	47.96	1,039.06	(10.87)	86.01	180.50	(216.40)	11,879.38
Selling and administrative expenses	(604.97)	(284.76)	(227.65)	(14.33)	(820.58)	(107.87)	(228.54)	(226.26)	226.26	(2,288.70)
Operating profit (loss)	358.85	9,193.62	83.27	33.63	218.48	(118.74)	(142.53)	(45.76)	9.86	9,590.68
Other income, net										291.25
Finance cost										
Interest income										54.34
Interest expenses										(347.64)
Profit before tax										9,588.62
Income tax										(361.50)
Profit before minority interests										9,227.12
Minority interests										(527.38)
Net profit										8,699.75
Other information										
Segment assets	22,989.22	4,017.86	238.33	158.64	3,705.95	349.16	1,257.42	3,536.28	(30.47)	36,222.39
Investment in equity method	-	29,633.73	507.53	-	-	-	-	-	-	30,141.26
Total consolidated assets	22,989.22	33,651.59	745.86	158.64	3,705.95	349.16	1,257.42	3,536.28	(30.47)	66,363.65
Segment liabilities	1,776.02	840.24	75.87	99.12	1,146.29	277.49	78.42	451.57	(32.63)	4,712.39
Borrowings	-	-	-	-	-	-	-	-	-	19,809.87
Total consolidated liabilities	1,776.02	840.24	75.87	99.12	1,146.29	277.49	78.42	451.57	(32.63)	24,522.26
Depreciation	231.01	242.17	55.24	12.02	41.93	4.26	6.93	19.92	-	613.48
Amortisation	740.21	9.53	15.95	12.45	346.47	0.36	1.05	9.60	-	1,135.62
Depreciation and amortisation	971.22	251.70	71.19	24.47	388.40	4.62	7.98	29.52	-	1,749.10

28 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December is as follows:

		Consolidated		Company	
	Notes	2005 Baht	2004 Baht	2005 Baht	2004 Baht
Cash flows from operating activities					
Net profit for the year		8,573,259,382	8,699,749,161	8,573,259,382	8,699,749,161
Adjustment for:					
Depreciation charges	11	758,232,801	613,480,557	17,519,916	19,915,666
Amortisation charges	12 - 14	1,310,148,396	1,135,621,708	11,961,060	11,800,028
Impairment of property and equipment	11	31,839,504	-	-	-
Impairment of property and equipment under concession agreements	12	400,000,000	-	-	-
Impairment of intangible assets	14	14,621,585	-	-	-
Share of net results of investments in subsidiaries, joint ventures and associates	9	(8,228,647,330)	(8,814,649,052)	(8,671,676,633)	(8,893,083,904)
Unrealised (gain) loss on exchange rate		121,952,733	(609,934,805)	-	-
Realised (gain) loss on exchange rate		(41,554,834)	290,603,463	-	(56,024)
Allowance for doubtful accounts and bad debt		554,583,865	95,107,951	-	-
Loss on sale of loan		23,368,915	-	-	-
Share of net results of subsidiaries to minority interests	21	962,535,429	527,377,203	-	-
Others		97,502,069	112,512,682	18,727,829	12,573,081
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(104,497,791)	(244,441,803)	8,044,096	3,968,810
- loans and accrued interest receivable		(5,857,938,384)	(1,094,011,173)	-	-
- inventories		(386,399,550)	67,665,468	-	-
- insurance compensation receivable	8	(52,336,625)	-	-	-
- other current assets		(475,756,266)	68,812,819	13,376,235	(7,617,109)
- refundable income tax		(331,810,073)	-	-	-
- other assets		(98,555,000)	(94,277,445)	5,717,225	150,000
- trade accounts and notes payable		254,457,335	160,549,010	12,606,244	(575,956)
- accrued concession fees		(410,879,215)	337,838,207	-	-
- other current liabilities		324,202,952	611,232,195	(5,514,445)	(52,636,616)
- long-term interest		(404,033,177)	161,499,650	(404,033,177)	161,499,650
- other liabilities		(25,964,630)	(20,230,416)	-	-
Net cash flows from/(used in) operating activities		(2,991,667,909)	2,004,505,380	(420,012,268)	(44,313,213)

SHIN CORPORATION

29 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related party transactions with the Company.

During the year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged out based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the years ended 31 December 2005 and 2004 as follows:

a) Sales of goods and services

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	83.97	78.04
Dividend income	-	-	129.94	219.68
	-	-	213.91	297.72
Sale of investment	-	-	-	306.00
Associates				
Consulting and management services	205.01	216.47	202.66	217.92
Computer service income	94.32	109.43	-	-
Advertising income (Gross 2005: Baht 1,853.11 million 2004: Baht 2,344.46 million)	644.14	808.59	-	-
Rental income	84.69	77.15	-	-
Dividend income	7,169.32	5,408.29	7,076.79	5,370.78
	8,197.48	6,619.93	7,279.45	5,588.70
Sale of investment	-	1.15	-	-
Joint ventures				
Consulting and management services	0.95	0.44	2.21	0.46
Computer services income	0.84	1.52	-	-
Advertising income (Gross 2005: Baht 58.48 million 2004: Baht 13.92 million)	25.91	4.10	-	-
Rental income	2.73	19.08	-	-
	30.43	25.14	2.21	0.46
Related parties				
Computer services income and others	7.17	6.88	0.44	0.39
Rental and advertising income	5.19	4.48	-	-
	12.36	11.36	0.44	0.39

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	3.82	5.19
Advertising expenses and others	-	-	24.25	38.63
	-	-	28.07	43.82
Associates				
Rental and other expenses	45.32	60.05	1.70	1.35
Joint ventures				
Advertising and other expenses	0.40	4.25	1.15	0.87
Related parties				
Rental and other expenses	161.48	151.75	22.84	24.26
Payment for work in progress	-	60.18	-	-
	161.48	211.93	22.84	24.26
Dividend paid				
Major shareholders	3,466.43	2,707.69	3,466.43	2,707.69
Directors	3.63	3.20	3.63	3.20
	3,470.06	2,710.89	3,470.06	2,710.89

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	3.23	10.97
Associates	402.24	453.62	-	0.42
Joint ventures	34.07	16.24	0.14	-
Related parties	6.72	8.21	-	-
Total trade accounts receivable - related parties	443.03	478.07	3.37	11.39
Accrued income - related parties				
Subsidiaries	-	-	2.25	2.23
Associates	14.48	10.04	1.33	1.54
Joint ventures	0.06	4.28	0.34	0.18
Related parties	0.38	-	-	-
Total accrued income - related parties	14.92	14.32	3.92	3.95
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	11.44	-
Associates	32.49	59.29	0.35	-
Related parties	8.53	7.61	0.01	0.13
Total trade accounts and notes payable - related parties	41.02	66.90	11.80	0.13

29 Related party transactions (continued)

d) Amounts due from and advances to related parties as at 31 December

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	3.78	0.04
Associates	19.92	5.84	8.67	0.21
Joint ventures	0.45	5.01	0.02	0.01
Related parties	6.03	0.01	5.73	-
Total amounts due from and advances to related parties	26.40	10.86	18.20	0.26

e) Amounts due to and loans from related parties as at 31 December

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	2.50	0.66
Associates	12.31	2.87	-	-
Joint ventures	0.07	-	0.11	-
Related parties	1.26	3.56	0.02	-
Total amounts due to and loans from related parties	13.64	6.43	2.63	0.66

f) Other assets as at 31 December

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Customer deposits				
Related parties	20.90	31.89	-	5.68
Total other assets	20.90	31.89	-	5.68

g) Warrants granted to directors (Note 19)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Related party transactions (continued)

h) Special reward program

Certain subsidiaries, associates and joint ventures have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint venture between the date the rights were granted and the date the rights were exercised and other factors. However, the reward may not exceed each individual's budget. The movement of the Special Reward Program is as follows:

	As at 31 December 2005 (Million units)			
	Issued year	Granted	Excercised	Balance
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.3)	0.2
Grant III	2004	0.6	(0.2)	0.4
Total		4.4	(3.8)	0.6

For the Special Reward Program Grant IV and onward will be changed to ESOP instead and is disclosed in Note 19.

i) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 December 2005, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million (2004: Baht 806.60 million).

2. As at 31 December 2005, a joint venture had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.48 million (proportion of the Company's investment) (2004: nil).

3. Certain subsidiaries, associates and joint ventures had entered into agreements with the Company, under which the Company was committed to provide consulting, and management services and other central services for a period of one year with an option to renew. The subsidiaries, associates and joint ventures were committed to pay the Company for services in respect of the agreements at approximately Baht 20.64 million per month (2004: approximately Baht 20.80 million per month).

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

30 Interest in joint ventures

Teleinfo Media Public Company Limited

Teleinfo Media Public Company Limited (Formerly named: Teleinfo Media Company Limited) ("TMC") is a joint venture between the Company, TOT Public Company Limited (Formerly named: TOT Corporation Public Company Limited) ("TOT") and SingTel Interactive Pte. Ltd. ("SIP"). The interests in the joint venture of the Company, TOT and SIP were 38.25%, 36.75% and 25.00%, respectively until March 2004. CS Loxinfo Public Company Limited ("CSL"), a subsidiary of SATTEL (SATTEL has changed the status of CSL from subsidiary to associate since April 2004), acquired shares in TMC from the Company and SIP. This is resulted in a change in status of TMC to a joint venture between CSL and TOT in proportionate investment 63.25% and 36.75%, respectively.

On 29 June 2005, CSL acquired an additional common and preferred share in TMC, representing 36.75% of TMC from TOT. As a result, CSL owns 100% of the total authorised share capital of TMC, therefore, TMC's status has changed from joint venture to subsidiary of CSL.

ArcCyber Company Limited

ArcCyber Company Limited ("ARC") is a joint venture between AD Venture Company Limited ("ADV"), a 90.91% subsidiary, and NTT Communications (Thailand) ("NTT Thailand"), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter-Holding Public Company Limited. As at 31 December 2005 and 2004, the interests in the joint venture of ADV, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited are 47.50%, 47.50% and 5.00%, respectively.

Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") is a joint venture between SATTEL and the Government of the Laos People's Democratic Republic ("Laos PDR"). As at 31 December 2005 and 2004, the interests in the joint venture of SATTEL and Laos PDR are 49.00% and 51.00%, respectively.

Thai AirAsia Company Limited

Thai AirAsia Company Limited ("TAA") is a joint venture between the Company and AA International Limited ("AAI"). As at 31 December 2005 and 2004, the interests in the joint venture of the Company and AAI are 50.00% and 49.00%, respectively.

Capital OK Company Limited

Capital OK Company Limited ("OK") is a joint venture between the Company and DBS Bank Limited of Singapore ("DBS"). As at 31 December 2005 and 2004, the interests in the joint venture of the Company and DBS are 60.00% and 40.00%, respectively.

30 Interest in joint ventures (continued)

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results in its consolidated financial statements for the years ended 31 December:

	Teleinfo Media Public Company Limited		ArcCyber Company Limited		Lao Telecommunications Company Limited		Thai AirAsia Company Limited		Capital OK Company Limited	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion	Baht Milllion
Balance sheets										
Current assets	-	-	8.42	24.03	267.50	222.30	500.98	283.17	5,126.87	704.50
Non-current assets	-	-	-	0.07	1,879.37	1,414.63	89.05	65.99	2,144.74	552.92
Current liabilities	-	-	(0.16)	(22.52)	(749.66)	(423.71)	(468.88)	(278.10)	(3,381.13)	(798.42)
Non-current liabilities	-	-	-	-	(54.80)	(62.95)	-	-	(3,062.39)	-
Net assets	-	-	8.26	1.58	1,342.41	1,150.27	121.15	71.06	828.09	459.00
Income statements										
Gross revenues	-	57.16	0.25	1.16	867.57	679.30	1,389.80	720.81	999.04	86.01
Net profit (loss) for the year	-	(37.55)	(4.91)	(4.11)	284.31	273.05	49.47	(124.37)	(350.90)	(140.72)
Proportionate interest in joint ventures (%)	-	-	47.50	47.50	49.00	49.00	50.00	50.00	60.00	60.00

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Financial instruments (continued)

Foreign currency forward contracts

Foreign currency forward contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates related to short-term and long-term borrowings in US Dollar currency.

As at 31 December 2005, the settlement dates on open foreign currency forward contracts were within 1-2 years (2004: 1 year). The local currency amounts to be paid under the outstanding contracts were as follows:

	Consolidated			
	2005		2004	
	USD Million	Baht Million	USD Million	Baht Million
Current	353	14,304	315	12,881
Non-current	13	540	-	-
Total	366	14,844	315	12,881

Cross currency and interest rate swap contracts

Cross currency and interest rate swap contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates and interest rates related to short-term and long-term borrowings in Yen currency.

As at 31 December 2005, the settlement dates on open cross currency and interest rate swap contracts were within 2 years (2004: nil). The local currency and interest rates amounts to be paid under the outstanding contracts were as follows:

	Consolidated			
	2005		2004	
	JPY Million	Baht Million	JPY Million	Baht Million
Non-current	6,480	2,433	-	-
Total	6,480	2,433	-	-

Fair values

The carrying amount of cash and cash equivalents, accounts receivables, accounts payable and short-term borrowings approximates the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated			
	2005		2004	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	17,605.85	17,245.41	15,462.21	15,645.27

	Company			
	2005		2004	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	-	-	2,680.09	2,804.81

31 Financial instruments (continued)

Net fair values of derivative financial instruments

The net fair values of the Group's derivative financial instruments at the balance sheet date were as follows:

	Consolidated	
	2005 Baht Million	2004 Baht Million
Favourable (Unfavourable) foreign currency option contracts	(157.18)	531.00
Favourable (Unfavourable) foreign currency forward contracts	174.91	(563.00)
Unfavourable cross currency and interest rate swap contracts	(163.22)	-

The net fair values of foreign currency forward contracts, option contracts and swap contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

32 Contingencies and commitments

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in Note 1, for the operation of satellite services, radio-television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Shin Satellite Public Company Limited ("SATTEL")

Under its concession agreement, SATTEL must pay an annual fee to the Ministry of Information Communication and Technology based on certain percentages of certain service income or at minimum levels specified in the agreement, whichever is higher. In addition, SATTEL, according to the agreement, must transfer its ownership of all satellites, command and monitoring stations and other operating equipment to the Ministry of Information Communication and Technology on the dates of completion of construction and installation.

ITV Public Company Limited ("ITV")

Under its concession agreement, ITV has to pay minimum fees to the Prime Minister's Office ("PMO") based on a percentage of service income, or at the rates specified in the agreement, whichever is higher. In order to comply with the conditions of the concession agreement, ITV has to broadcast news, together with features and educational programs amounting to 70 percent, or more, of total broadcasting time. The concession is a Build Transfer Operate concession according to which ITV has to transfer ownership of certain property and equipment that it procures to the PMO, upon completion of equipment installation. The award of the arbitration panel relating to the Agreement for the Operation of Television Station is provided in Note 32 e).

32 Contingencies and commitments (continued)

a) Concession commitments (continued)

Cambodia Shinawatra Company Limited ("CAM")

CAM, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network for a period of 35 years, under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997. Under the agreement, CAM will transfer its ownership of all fixed assets to the Government of Cambodia on the date of the expiration of the agreement in 2028.

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in Advanced Info Service Public Company Limited ("ADVANC") which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC"), which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic (Laos PDR) and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the Master Agreement, LTC has the right to provide telecommunications services - fixed telephone, mobile telephone, international facilities, internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of SATTEL, is a shareholder of LTC, owning 49% of LTC's registered share capital. At the end of the 25th year in 2021, the Group has to transfer all of LTC's shares to the Government of the Laos PDR, without any charges.

c) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Not later than 1 year	148.39	124.30	-	-
Later than 1 year and not later than 5 years	152.15	204.82	-	-
Later than 5 years	45.73	49.09	-	-
	346.27	378.21	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Contingencies and commitments (continued)

d) Capital expenditure commitments

The Group's capital expenditure contracted as at 31 December but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
		2005	2004
	Currency	Million	Million
Related to iPSTAR project	USD	3.47	50.13
	Norwegian Kroner	1.90	4.56
	Australian Dollars	-	0.25
Related to Thaicom 5 project	USD	59.41	-
Related to GSM 1800 Network	USD	11.57	18.46
Rural Telecommunications network project in Laos People's Democratic Republic (proportion of investment in a subsidiary)	USD	5.00	8.33

e) Contingencies

As at 31 December 2005, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 150.59 million, USD 33.71 million and AUD 0.03 million (2004 : Baht 266.71 million and USD 39 million) on a consolidated basis and as at 31 December 2004 approximately Baht 73.17 million (2005: nil) on a Company basis.

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

Tax assessment in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2002/03 (equivalent to the financial years from 1 April 1997 to 31 March 2002) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. SATTEL has deposited an aggregated amount of Rupee 183 million (approximately Baht 158 million) for these tax assessments including deposit for the assessment year 1998/1999 to 2003/04, which is presented as other non-current assets in the balance sheets. If, according to the final assessment, SATTEL is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

- Tax assessment for the assessment year 1998/99 to 2001/02

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. On 28 May 2004, SATTEL filed an application for a refund of Rupee 72 million (approximately Baht 63 million) with the Tax Authority in respect of the non-resident issue. Currently, the Tax Authority has agreed to give credit for such amount which will be adjusted against SATTEL's income tax liabilities in India.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Contingencies and commitments (continued)

e) Contingencies (continued)

Tax assessment in India (continued)

- Tax assessment for the assessment year 1998/99 to 2001/02 (continued)

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupee 325 million (approximately Baht 311 million). SATTEL filed an appeal against this assessment of penalty with the CIT (A) and filled a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by CIT (A). The CIT (A) decided in favour of the Tax Authority and SATTEL has appealed the CIT(A)'s decision to ITAT.

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Revenue Department had refunded an amount of Rupee 56 million (approximately Baht 49 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupee 2 million (approximately Baht 2 million), in respect of the withholding tax paid by the Indian resident customers during such assessment years. The Revenue Department has agreed to give credit for such amount which will be adjusted against SATTEL's income tax liabilities in India.

On 16 March 2005, the Tax Authority has raised an assessment for the assessment year 2002/03 in the amount of Rupee 106 million (approximately Baht 101 million). SATTEL had deposited Rupee 49 million (approximately Baht 43 million) in 2004 and has already filed an appeal against this assessment with CIT (A). On, 2 November 2005, the CIT(A) has already ruled in favour of the Tax Authority and SATTEL has filed an appeal against the CIT(A)'s decision with ITAT.

- Tax assessment for the assessment year 2003/04

The Revenue Department had refunded an amount of Rupee 15 million (approximately Baht 13 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years. To date, SATTEL has not been informed by the Tax Authority in relation to the tax assessment for the assessment year 2003/04.

The tax consultant in India retained by SATTEL has advised that in its view, the outcome of the above proceedings for the tax assessments and penalty for the assessment years 1998/99 to 2002/03 should be in favour of SATTEL at the appellate level. Consequently, no provision was recognised in these financial statements for the above issues.

Assessment for various taxes in Cambodia

The Revenue Department of Cambodia raised an assessment against Cambodia Shinawatra Company Limited ("CAM"), a subsidiary in Cambodia, for various taxes for the periods from 1995 to 2000, excluding 1996, amounting to USD 5 million (approximately Baht 215 million). CAM filed appeals with the Secretary of State, the Ministry of Economy and Finance ("MoEF") on the reasonable basis that the CAM had sufficient loss to carry forwards as a tax deduction for the assessed periods. Subsequently, the Revenue Department has re-audited the various taxes for the said periods.

On 11 April 2005, the Revenue Department issued the final tax assessment letter amounting to USD 0.7 million. The penalties and interests were exempted in accordance with a letter from MoEF dated 11 November 2004. During the year 2004, CAM made a payment for the tax assessment amounting to USD 0.47 million (approximately Baht 18 million) and recognised an accrued expense of USD 0.24 million (approximately Baht 10 million) in these financial statements.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 **Contingencies and commitments (continued)**

e) **Contingencies (continued)**

Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. The construction of the iPSTAR-1 satellite has been completed and SS/L has delivered the satellite to the launching site of Arianespace at Koutou, French Guyana. Consequently, Loral's filing under Chapter 11 did not have further effect on SATTEL.

Loan agreement of Lao Telecommunications Company Limited

LTC entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 7 February 2002 of DM 7.35 million (proportion of investment in subsidiary) for the procurement and installation of a rural telecommunication network phase V, and for consulting services. According to the amended contract on 28 March 2005, LTC has received an acceptance to LTC's proposal from Lao government, in which only network assets (excluding consulting services) will be transferred their ownership to LTC at 30% of the assets' value, amounting to EUR 0.94 million (proportion of investment in subsidiary). LTC recognised the assets and related loan since 2004, amounting to approximately Baht 43.95 million (proportion of investment by subsidiary). The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first installment commencing in August 2005 in accordance with the amended contract referred to above.

Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted a dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, the Prime Minister's Office pay compensation to ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important points of which can be summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid shall be reduced and adjusted, by reducing the minimum guarantee to Baht 230 million per year and cancelling the annual increase in the minimum guarantee, and reducing the concession fee to 6.5% of gross revenue. ITV shall pay the concession fee at the rate of 6.5% of gross revenue or the minimum guarantee of Baht 230 million, whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return part of the minimum guarantee of Baht 800 million paid by ITV subject to conditions outlined during the arbitration proceedings on 3 July 2003 to ITV. The amount to be returned to ITV is Baht 570 million;
- ITV may broadcast its television programs during prime time (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must; however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the year ended 31 December 2005 and changed its television program schedules from 1 April 2004 according to the arbitration panels' ruling as mentioned above. ITV did not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Contingencies and commitments (continued)

e) Contingencies (continued)

Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV (continued)

The Prime Minister's Office entered into the appeals process at the Court in April 2004. If the Trial Court and Supreme Court judge that the awards ruled by the arbitration panel are unfair and do not comply with the law, they are not able to amend the awards judged by the arbitration panels by themselves. Courts have to submit this dispute to the formal arbitration panel to settle the causes of dispute. However, the Legal Division of ITV is of the opinion that the judgement of the said courts shall not result in any significant damages to ITV since the arbitral tribunal has ruled either within the scope of the arbitration agreement or the settlement of the disputes presented to the arbitral tribunal, which were mutually determined and approved by ITV and the Prime Misnister's Office. Consequently, management has not recorded the accrued concession fees in accordance with the terms and conditions of the concession agreement.

If ITV had recorded the accrued concession according to the original concession agreement, the effect on the consolidated financial statements's total liabilities and net profit for the year period ended 31 December 2005 would have increased and decreased by Baht 1,490 million. In addition, ITV may have the liability to pay the interest at 15% per annum for the difference of concession fees of Baht 205.64 million. As a result, the Group's basic earnings per share and diluted earnings per share would have decreased from Baht 2.87 per share and Baht 2.78 per share, respectively to Baht 2.30 per share and Baht 2.23 per share, respectively.

Operating lease commitments - where a joint venture company is the lessee

A joint venture has outstanding commitments in respect of aircraft lease agreements which cover rental arrangements for nine aircrafts amounting to approximately USD 17.75 million (proportion of investment in joint venture). In addition, the lease agreements cover maintenance fees, for which the joint venture must pay a monthly fee in USD. These maintenance fees vary depending on actual flight hours.

The joint venture has outstanding commitments in respect of corporate guarantees, which are in the ordinary course of business and will not cause any significant liabilities to the joint venture. The corporate guarantee covers pilot trainees who study on the pilot program in the amount of Baht 32.28 million (proportion of investment in joint venture) and will be terminated when the student pilot earns commercial pilot license and is assigned as co-pilot or the joint venture pays off all liabilities.

33 Promotional privileges

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from March 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November 2003, the subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

In 2005, the subsidiary had the total revenue derived from BOI-promoted activities amounting to Baht 437 million (2004: Baht [illegible] million).

88

34 Dividends

At the Annual Ordinary Shareholders' meeting on 31 March 2005, the shareholders approved the declaration of the annual dividend for the year 2004 at Baht 2.00 per share, totalling Baht 5,948.63 million. The interim dividend for the year 2004 at Baht 0.92 per share was previously paid to the shareholders. The outstanding dividend payable, at Baht 1.08 per share or a total of Baht 3,234.51 million, was paid in April 2005.

At the Board of Directors' meeting on 11 August 2005, the Board approved the declaration of an interim dividend for the first half of the year 2005 at Baht 1.25 per share, totalling Baht 3,748.37 million. The interim dividend was paid to the shareholders in September 2005.

35 Subsequent events

a) Increase in share capital of group companies

At the end of December 2005 and January 2006, certain warrants issued to directors and employees of the Company, ITV and ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in January and February 2006, as detailed below:

Company	Units of exercise (Million)	Share capital increased (Million Baht)		Premium on share capital increased (Million Baht)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SHIN	2.88	2,999.31	3,002.27	6,100.29	6,163.42	-	-
ITV	0.08	6,031.91	6,032.31	(174.42)	(174.07)	52.94	52.93
ADVANC	1.88	2,950.64	2,952.59	20,729.93	20,827.53	42.83	42.80

b) Changes in major shareholders

On 23 January 2006, the Shinawatra family, the principal shareholders of the Company, sold all their shares, representing 49.595% of the paid-up capital of the Company, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek") Group. Consequently, the Shinawatra family and its related parties ceased to be related parties of the Company from the date of the sale.

As a result of this purchase, Cedar and Aspen are obliged to make a tender offer for all of the shares of the Company, as per the Notification of the Securities and Exchange Commission No. GorJor. 53/2545 Re: Rules, Conditions and Procedures for the Acquisition of Securities for Business Takeovers. As required, the Company appointed an independent financial advisor to issue an opinion on the tender offer and shall submit this opinion to each shareholder, as per the Notification of the Securities and Exchange Commission No. GorJor. 59/2545 Re: Forms and Duration of the Tender Offer. On 23 Februarry 2006, the Company and the Companys' advisor submited their opinion on the tender offer to shareholders.

Cedar and Aspen announced to the public that they will perform a voluntary tender offer for ADVANC shares at the price of Baht 72.31 per share. As a result of this voluntary tender offer, if Cedar and Aspen hold 50% of paid up capital of the Company after the tender offer as mentioned in the previous paragraph, Cedar and Aspen will receive a waiver from making another tender offer under Clause 8 of the Notification of the Securities and Exchange Commission No. GorJor. 53/2545. On 23 Februarry 2006, ADVANC and ADVANC's advisor submited their opinion on the tender offer to securities holders. However, the Company's board of directors' meeting approved the resolution not to sell ADVANC shares, which represent 42.82% of the paid-up capital, because ADVANC is a major contributor to the Company and its performance is strong.

35 Subsequent events (continued)

b) Changes in major shareholders (continued)

The Company acknowledged that Cedar and Aspen obtained a waiver from making tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Commission No. GorJor. 53/2545 for all securities of ITV, SATTEL and CSL. This is because the Takeover Panel of Thailand viewed that Cedar and Aspen do not intend to acquire the shares of ITV, SATTEL and CSL, and these securities do not constitute a substantial portion of the assets of the Company.

c) Establishment a joint venture

In February 2006, the Company established Asia Aviation Company Limited ("Asia Aviation"), a joint venture of the Company. Asia Aviation is a holding company. The objective of Asia Aviation is to hold an investment in TAA. The Company holds 49% of the total registered and paid-up capital in the amount of Baht 5 million of Asia Aviation.

Thus, the Company sold all 20 million shares of TAA (par value of Baht 10 per share), representing 50% of TAA's registered capital, to Asia Aviation at the agreed price of Baht 20 per share, totaling Baht 400 million.

d) Establishment of subsidiary's joint venture

In January 2006, ITV invested in share capital of Media Connex Company Limited at 60% of issued and paid up capital, in the amount of Baht 50 million. Media Connex Company Limited is conducting business to produce contents and advertising media on mobile phone by accompanying computer technologies, television and mobile phone.

f) The resolutions of Board of Directors' meetings and Shareholders' meetings

Board of Directors' meetings and the Shareholders' meeting held after the balance sheet date are as follows:

- The Board of Directors' meeting of SHIN on 1 March 2006
- The Board of Directors' meeting of SATTEL on 27 February 2006
- The Board of Directors' meeting of ITV on 23 February 2006
- The Board of Directors' meeting of ADVANC on 27 February 2006
- The Board of Directors' meeting of CSL on 24 February 2006
- The Shareholders' meeting of LTC on 23 January 2006

The above meetings passed resolutions as follows:

1) Dividends paid

To approve dividend payments to shareholders for the fiscal year 2005 as follows:

Company	Dividend per share Baht/share	Interim dividend payment Baht/share	Outstanding balance Baht/share
SHIN	2.6	1.25	1.35
ADVANC (associate)	6.30	3.00	3.30
CSL (associate)	0.45	0.12	0.33

At the Ordinary Sharehholders' meeting of LTC (a joint venture), the shareholders passed a resolution to approve a dividend payment of USD 6.0 million.

35 Subsequent events (continued)

f) The resolutions of Board of Directors' meetings and Shareholders' meetings (continued)

2) Warrants granted to directors and employees (ESOP)

To approve the issue and offer of warrants to directors and employees. The terms of the warrants do not exceed 5 years and there is no offering price as detailed below:

Company	Par value Baht per share	Grant	Units Million	% of total issued shares
SHIN	1.00	5	14.25	0.47
SATTEL (subsidiary)	5.00	5	10.06	0.92
ITV (subsidiary)	5.00	4	10.62	0.88
ADVANC (associate)	1.00	5	10.14	0.34
CSL (associate)	1.00	4	8.35	1.34

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Summary Translation Letter
To the Stock Exchange of Thailand
March 1, 2006

SH 046/2006

March 1, 2006

Subject: Notification of the Resolutions of the Board of Directors Meeting No. 3/2006

To: The President
The Stock Exchange of Thailand

Attachments: 1. Details of the Employee Stock Option Plan Grant V
2. Capital Increase Report Form

At the Board of Directors Meeting of Shin Corporation Public Company Limited (the "Company") No. 3/2006, held at 2 p.m. on March 1, 2006 at the Board Room, Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400, the following matters were resolved:

1. Certified the Minutes of the Board of Directors Meeting No. 2/2006 held on February 8, 2006.

2. Approved the balance sheet, the income statements and the cash flow statements for 2005 ended December 31, 2005.

3. Approved the distribution of dividends to the Company's shareholders from the net profit between July 1, 2005 and December 31, 2005, at Baht 1.35 per share, totaling Baht 4,081.43 million.

   The share register book to determine the right of shareholders to receive the dividends will be closed on April 5, 2006, at 12.00 noon and the dividends will be distributed on May 9, 2006.

   The Company's dividends distribution for the entire year 2005 (including the interim dividend distribution from the operating results in the first half of 2005 at Baht 1.25 per share) is Baht 2.60 per share, totaling approximately Baht 7,829.96 million.

4. Approved the reappointment of all the directors who were due to retire by rotation and the designation of the Company's authorized signatories for 2006. The details are given below.

   a. The rotated directors who will retire by rotation are:
      - Mr. Pong Sarasin
      - Mr. Virach Aphimeteetamrong (Ph.D.)
      - Mr. Boonklee Plangsiri
      -

   b. The following three directors were reappointed:
      - Mr. Pong Sarasin
      - Mr. Virach Aphimeteetamrong (Ph.D.)
      - Mr. Boonklee Plangsiri

c. The Board of Directors comprises the following members:

• Mr. Pong Sarasin	Chairman of the Board of Directors
• Mr. Olarn Chaipravat (Ph.D.)	Vice Chairman of the Board of directors and Chairman of the Audit Committee
• Mr. Virach Aphimettetamrong (Ph.D.)	Audit Committee
• Mr. Vithit Leenutaphong	Audit Committee
• Mr. S Iswaran	Director
• Mr. Vichit Suraphongchai (Ph.D.)	Director
• Mr. Boonklee Plangsiri	Director
• Mr. Niwathamrong Boonsongpaisan	Director
• Mrs.Siripen Sitasuwan	Director

d. The authorized signatories are as follows:
"Mr. S Iswaran, Mr. Vichit Suraphongchai, Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan. Any two of these four directors may jointly sign and affix the Company's seal."

5. Approved, with approval of the Remuneration Committee, the directors' remuneration for 2006 up to Baht 12,000,000. The remuneration for 2006 will be proposed at the 2006 Annual General Meeting of Shareholders for further approval.

6. Approved the issuance and offering of warrants for directors and employees of the Company to purchase the Company's ordinary shares (ESOP Grant V).

   The objective of the ESOP is to compensate the directors and employees and motivate them to perform their duties in the best interests of the Company. This should benefit the Company in the long term and retain competent staff.

   The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while the other details of the warrants will be similar in each case.

   For the fifth issuance (Grant V), the Board of Directors has resolved to approve the issuance and offering of warrants of 14,256,100 units to directors and employees of the Company, equivalent to 0.47 percent of the total paid-up capital of the Company, to be reserved for the exercise of the warrants. The details of the terms and conditions are shown in **Attachment 1.**

   The Executive Committee is authorized to consider and prescribe other details relevant to the issuance of the warrants, including seeking approval from the relevant authorities and performing any other necessary actions related to the issuance of the warrants.

7. Approved the allocation of 14,256,100 new ordinary shares, at the par value of Baht 1 each, from the remaining 798,000,000 shares which were allocated to the Public Offering, to be reserved for the exercise of warrants under ESOP Grant V.

   Other related details and conditions as well as the necessary and appropriate action to be taken in connection with the allocation of such new ordinary shares under the ESOP, including their listing on the Stock Exchange of Thailand, will be determined at the discretion of the Executive Committee. **(Attachment 2)**

8. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors and employees who are eligible for warrants exceeding 5% of the total ESOP Grant V. These directors and employees are:

Name	Number of Allocated Warrants	Percentage of Total Warrants
1. Mr. Boonklee Plangsiri	5,380,700	37.74
2. Mr. Arak Chonlatanon	1,272,600	8.93
3. Mr. Somprasong Boonyachai	831,900	5.84
4. Mr. Dumrong Kasemset (Ph.D.)	831,900	5.84
5. Mr. Niwattumrong Boonsongpaisan	831,900	5.84
6. Mrs. Siripen Sitasuwan	778,500	5.46

9. Approved the allotment of 1,838,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 887,656,100 unallocated shares, to be reserved for exercising the right in pursuance of the ESOP warrants Grants 2, 3, and 4, due to entering into the terms and conditions of the application form for the issuance and offering of the ESOP program.

   Regarding the payment of dividends for the first half of 2005, and the second half of 2005, the Company has approved dividends in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP Grants 2, 3, and 4) as stated in the application form for the issuance and offering of the ESOP program. The ESOP warrant holders' rights shall not be decreased.

   The Company, therefore, will allot 1,838,000 additional shares to be reserved for the new exercise ratio of ESOP Grants 2, 3, and 4, which will be comprised of 478,000 shares for Grant 2, 615,000 shares for Grant 3, and 745,000 shares for Grant 4. **(Attachment 2)**

10. Approved holding the Annual General Meeting of Shareholders at 10.00 a.m. on April 25, 2006 at the Auditorium 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The agenda is as follows:

Agenda 1	Matters to be informed;
Agenda 2	To consider and certify the Minutes of the 2005 Annual General Meeting of Shareholders, held on March 31, 2005;
Agenda 3	To consider and certify the report on the operating results of the Company for 2005;
Agenda 4	To consider and approve the balance sheet, the income statement and the cash flow statement for the fiscal year ended December 31, 2005;
Agenda 5	To consider and approve the appropriation of the net profit as dividends for 2005;
Agenda 6	To consider and approve the appointment of the Company's auditors and fix their remuneration for 2006;
Agenda 7	To consider and approve the reappointment of directors in place of those who retired by rotation;
Agenda 8	To consider and approve the remuneration of the Company's Board of Directors for 2006;

Agenda 9 To consider and approve the issuance and offering of 14,256,100 units of warrants for directors and employees of the Company to purchase the Company's ordinary shares (the "Warrants") under ESOP, Grant 5;

Agenda 10 To consider and approve the allocation of 14,256,100 new ordinary shares, at par value of Baht 1 each, to be reserved for the exercise of the warrants under ESOP Grant V;

Agenda 11 To consider and approve the allocation of warrants exceeding 5% of the warrants issued under ESOP Grant 5 to each of the following directors and employees of the Company:

Name	Number of Allocated Warrants	Percentage of Total Warrants
1. Mr. Boonklee Plangsiri	5,380,700	37.74
2. Mr. Arak Chonlatanon	1,272,600	8.93
3. Mr. Somprasong Boonyachai	831,900	5.84
4. Mr. Dumrong Kasemset (Ph.D.)	831,900	5.84
5. Mr. Niwattumrong Boonsongpaisan	831,900	5.84
6. Mrs. Siripen Sitasuwan	778,500	5.46

Agenda 12 To consider and approve the allocation of an additional 1,838,000 ordinary shares, at par value of Baht 1 each, for adjustment to the exercise price and exercise ratio of the warrants issued under ESOP Grants 2, 3, and 4;

Agenda 13 Other business (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the 2006 Annual General Meeting of Shareholders from 12:00 noon on April 5, 2006 until the Annual General Meeting of Shareholders is adjourned.

Attachment 1

Shin Corporation Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan – ESOP) - Grant V

1. Objectives and necessities of offering securities to directors and employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants to be issued and offered in 2002 is 29,000,000 units, implying that 29,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.99 percent of the paid-up capital of the Company.
Grant II: The amount of warrants to be issued and offered in 2003 is 18,083,700 units, implying that 18,083,700 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.61 percent of the total paid-up capital of the Company.
Grant III: The amount of warrants to be issued and offered in 2004 is 13,660,200 units, implying that 13,660,200 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.46 percent of the total paid-up capital of the Company.
Grant IV: The amount of warrants to be issued and offered in 2004 is 16,000,000 units, implying that 16,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.54 percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in 2006 is 14,256,100 units, implying that 14,256,100 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.47 percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, III, IV and V is equivalent to 3.07 percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant V as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Fourth Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	14,256,100 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.

Reserved Shares	14,256,100 shares (at the par value of Baht 1), or 0.47 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year

Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Second Year

Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Third Year

Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares -None-

3. **Other Principle and Conditions for Exercise of Warrants**

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. (**"Exercise Date"**) except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and employees of he Company

3.4.1 If any director of the Company vacates of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such

director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and employees

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares	=	3,023,281,207 shares (at a par value of Baht 1 each)
Number of all shares from warrant exercise	=	14,256,100 shares (at a par value of Baht 1 each)
Total number of shares after exercise of right	=	3,037,537,307 shares (at a par value of Baht 1 each)
Ratio of the existing shareholders after	=	99.53 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 3,023,281,207 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees = 14,256,100 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.47 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered.

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
1. Mr. Boonklee Plangsiri Director and Chairman of the Executive Committee	5,380,700	37.74
2. Mr. Arak Chonlatanon Director and Vice Chairman of the Executive Committee - E-Business	1,272,600	8.93
3. Mr. Somprasong Boonyachai Vice Chairman of the Executive Committee – Human Resources	831,900	5.84
4. Mr. Dumrong Kasemset (Ph.D.) Vice Chairman of the Executive Committee – Portfolio Management and Investor Relations	831,900	5.84
5. Mr. Niwattumrong Boonsongpaisan Director and Vice Chairman of the Executive Committee – Corporate Public Relations	831,900	5.84
6. Mrs. Siripen Sitasuwan Director and Chief Financial Officer and President	778,500	5.46
7. Mr. Chatchai Sanerkam Director's subsidiary and Deputy Managing Director of SC Matchbox Co. Ltd.	138,100	0.97

Note: *The amount of warrants to be issued and offered will be 14,256,100 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. **<u>Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001</u>**

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. **<u>List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants</u>**

Name	Position	Number of Allocated Warrants (Units)	% of Total Allocated Warrants
7.1 Mr. Boonklee Plangsiri	Director and Chairman of the Executive Committee	5,380,700	37.74
The number of times attending the meetings and not attending the meetings of the director during the past year Shin Corporation Public Company Limited *No. of meetings 6 times Attending 6 times Not attending - times*			
7.2 Mr. Arak Chonlatanon	Director and Vice Chairman of the Executive Committee - E-Business	1,272,600	8.93
The number of times attending the meetings and not attending the meetings of the director during the past year Shin Corporation Public Company Limited *No. of meetings 5 times Attending 4 times Not attending 1 times*			
7.3 Mr.Somprasong Boonyachai	Vice Chairman of the Executive Committee – Human Resources	831,900	5.84
The number of times attending the meetings and not attending the meetings of the director during the past year Advanced Info Service Public Company Limited *No. of meetings 5 times Attending 5 times Not attending - times*			
7.4 Dr. Dumrong Kasemset	Vice Chairman of the Executive Committee – Portfolio Management and Investor Relations	831,900	5.84
The number of times attending the meetings and not attending the meetings of the director during the past year Shin Satellite Public Company Limited *No. of meetings 5 times Attending 5 times Not attending - times*			
7.5 Mr.Niwattumrong Boonsongpaisan	Director and Vice Chairman of the Executive Committee – Corporate Public Relations	831,900	5.84
The number of times attending the meetings and not attending the meetings of the director during the past year Shin Corporation Public Company Limited *No. of meetings 5 times Attending 5 times Not attending - times*			

Name	Position	Number of Allocated Warrants (Units)	% of Total Allocated Warrants
7.6 Mrs. Siripen Sitasuwan	Director and Chief Financial Officer and President	778,500	5.46
The number of times attending the meetings and not attending the meetings of the director during the past year Shin Corporation Public Company Limited *No. of meetings 5 times Attending 4 times Not attending 1 times*			

Opinion of the Board of Directors and the Remuneration Committee
Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment.

The total amount of warrants to be issued and offered will be 14,256,100 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.6 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Attachment 2

(Translation)

Capital Increase Report Form

Shin Corporation Public Company Limited

March 1, 2006

We, Shin Corporation Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 3/2006, held on March 1, 2006 at 2.00 p.m. in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 16,094,100 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 16,094,100, to reserve for the exercise of warrants, to be issued to the Company's directors and employees under ESOP Grant V.

2. Allotment of new shares

The Board of Directors has approved to allot 16,094,100 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 16,094,100, to reserve for the exercise of warrants, to be issued to the Company's directors and employees under ESOP Grant V. Such allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Sale price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant V)	14,256,100	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.	-	-
To reserve for the conversion /exercise of the warrants issued to directors and employees (ESOP Grant II, III and IV), due to the adjustment of right totaling 1,838,000	Grant 2 : 478,000 Grant 3 : 615,000 Grant 4 : 745,000	-	-	-	-

Note The details of the ESOP are shown in **Attachment 1**.

Provided that, the Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including to seek approval from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unissued shares

The remaining shares after this allocation will be 1,669,562,000 shares, at the par value of Baht 1 each.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The Annual General Meeting of Shareholders for the year 2004 will be held on April 25, 2006, at 10.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok.. The Company will close the shareholder register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for the year 2004 from April 5, 2006 at 12.00 noon until the Annual General Meeting of Shareholder for the year 2006 is adjourned.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

-None-

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
March 1, 2006	Board of Director's Meeting for resolution to issue warrants to the directors and employees of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
March 1, 2006	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
April 5, 2006	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2006
April 25, 2006	The holding of the Annual General Meeting of Shareholder for the year 2006
Within May 2006	Submit the Application for issuance and offer of the warrants and the registration statement and the draft of prospectus, to the Office of the Securities and Exchange Commission

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed *-Signed-* authorized director
(Mr. Boonklee Plangsiri)
Director

Signed *-Signed-* authorized director
(Mrs. Siripen Sitasuwan)
Director

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2006

SH 041/2006

March 2, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in February 2006

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	29,000,000	18,083,700	13,660,200
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	17.337	13.314	35.463
Exercise Ratio (warrant : ordinary share)	1 : 1.02671		
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III) in February 2006, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	9,854,300	7,132,100	3,475,200
No. of remaining unexercised warrants (units)	549,700	6,067,400	9,138,700
No. of shares derived from this exercise (shares)	10,117,506	7,322,597	3,568,020
No. of remaining shares reserved for warrants (shares)	410,049	6,038,026	9,198,177

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2006

SH 047/2006

March 2, 2006

Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 1/2006 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of February, May, August, and November. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1 ordinary share, at the price of Baht 20.50

The Company would like to report the results of the exercise of warrants No. 1/2006 which can be exercised on February 28, 2006, as follows:

The number of exercised warrants	- units
The number of remaining unexercised warrants	159,416,441 units

Corporate Milestones

Change of major shareholder in January 2006

On 23 January 2006, the major shareholders of SHIN sold their entire holdings, or 49.595% of paid-up capital, to Cedar Holding Company Limited ('Cedar') and Aspen holding Company Limited ("Aspen'), part of Temasek Holding (Pte) Ltd (Temasek).

As a result, Cedar and Aspen are obliged to make a tender offer for all the shares of SHIN between 2 February and 9 March 2006, as per the Securities and Exchange Commission of Thailand ("SEC") notification.

Policies and plans of the new major shareholder

At present, Cedar and Aspen do not have an intention to delist SHIN from the Stock Exchange of Thailand (SET) for a period of 12 months after the end of the tender offer period unless SHIN is unable to maintain its listing status under the regulations required by the SET or the board of directors deems it appropriate to propose delisting the Company.

Cedar and Aspen intend to work with SHIN's existing management and staff to continue with the current business operations of the Company and its subsidiaries. Moving forward, Cedar and Aspen intend to work with the management to review the future business strategy of SHIN and its subsidiaries including key business areas, capital structure, and mergers and acquisitions in order to enhance SHIN's growth and profitability, and to maximize shareholders' value.

SHIN continues to pay dividends

In 2005, SHIN paid two dividends out of the cash inflow from the dividends received from its subsidiary and associate particularly ADVANC. Details of the dividends are as follows:

Unit: Baht million

Source	For period	Baht / share	Amount
Dividends received			
Annual dividend			
• ADVANC	2H04	2.60	3,286
• Subsidiary	FY04	144.44	130
Interim dividend			
• ADVANC	1H05	3.00	3,791
Total dividends received			**7,207**
Dividends paid			
Annual dividend	2H04	1.08	3,235
Interim dividend	1H05	1.25	3,748
Total dividends paid			**6,983**
Net dividends received			**224**

Moreover, on 1 March 2006, the board of directors passed a resolution to pay the dividends for the year 2005, at the rate of Baht 2.60 per share, Baht 1.25 each of which was paid as interim dividend. The remaining of Baht 1.35 each will be paid in Y2006.

The exercise of warrants during 2005

In 2005, SHIN had registered additional paid-up capital of Baht 45.7 million (Baht 1 par value) and Baht 991.0 million premium on share capital. Consequently, SHIN's paid-up capital and premium on share capital were Baht 2,999.3 million and Baht 6,100.3 million respectively. Mainly, these were from the exercise of a SHIN warrant (SHIN-W1) in the amount of 40.6 million units at Baht 20.50 per unit.

Early redemption of debenture in order to reduce the financial costs

In May 2005, SHIN exercised its right to redeem its debenture of Baht 2,698 million early and paid interest on the debenture in the amount of Baht 469 million by using cash from the short-term loan of Baht 2,000 million and the existing cash reserves. This was done in order to reduce the financial costs.

SHIN remains in control of SATTEL

In June 2005, SATTEL issued an additional 208 million shares which were offered to the public at Baht 15.30 per share. Consequently, SHIN's investment in SATTEL decreased from 51.38% to 41.47% at that time. However, SATTEL remains a subsidiary of SHIN because SHIN still retains control over the principle operations and financial decisions.

Additional investment in OK

In 2005, OK, a SHIN joint venture, increased its share capital from Baht 1,000 million to Baht 2,200 million in order to finance future growth. SHIN injected 60% or Baht 720 million of the additional share capital.

Business Summary

Wireless Communications Business

Total subscribers continues to grow, 8.1% rise from last year

At the end of 2005, ADVANC recorded 16.4 million cellular phone subscribers; 2.0 million are postpaid (GSM Advance and GSM 1800) subscribers, and 14.4 million are prepaid (One-2-Call!) subscribers. This represented an increase of 1.2 million subscribers or 8.1% from 2004

During 2005, ADVANC established the following two new businesses:

- Buddy Broadband: a home entertainment service using ADSL technology to deliver simultaneous broadband TV and high-speed internet through telephone landlines. The service includes free TV, movies on demand, music videos, news, documentaries, and entertainment from various content partners.
- MPay: a mobile electronic payment system that enables customers to make convenient and secure payments through mobile devices for everyday transactions such as goods and services, utility bills, online shopping, etc.

Satellite and International Businesses

Transponder Leasing and Related Business

Thaicom 4 (IPSTAR) has office service

Thaicom 4 (IPSTAR) was launch successfully on August 11, 2005. After completion of the final test, SATTEL commenced service to its first customer, TOT Plc which is Thailand's National Service Operator ("NSO"), on 9 December, 2005. Presently, six gateways have been deployed. These are located in Thailand, Vietnam, Australia (2 gateways), New Zealand and Myanmar. SATTEL plans to roll-out the remaining gateways to operate in fourteen countries starting in the major markets e.g. Indonesia, Malaysia, China and India. Additionally, SATTEL continues to research and develop of IPSTAR User Terminal ("UT") technology. Presently, the fourth series of the IPSTAR UT chip is being developed and the new series will enhance the high service capability and lower the production costs of IPSTAR UTs.

Even with high competition, the satellite industry continues to grow. SATTEL has a policy to provide more value to its customers by developing applications and other services related to satellites. Also, SATTEL provides a one-stop service which has a TV uplink together with a satellite transponder rental service.

Regarding the Thaicom 5 project, SATTEL has selected Arianespace to launch the satellite. Meanwhile, the construction is currently on schedule.

Telephone Business in Foreign Countries

The telephone subscribers of Laos PDR and Cambodia have increased 61.8% and 36.9% from last year, respectively. The handset market in Laos PDR has been extended by importing cheap second-hand handsets. In addition, the service provider has a promotion targeting low-end users and teenagers which has subsequently, increased the number of prepaid subscribers.

In 3Q05, SATTEL injected USD 2.2 million of equity into Camshin for the expansion of its GSM network in provincial areas of Cambodia.

Broadcasting Business

Net income FY2006 rose 232%from 2004

In 2005, ITV showed a dramatic improvement in both net income and market share. The net income was Baht 679 million, an increase of Baht 474 million or 232% from the net income of Baht 205 million in 2004 due to industrial growth and ITV's Rating improvement especially prime time rating.

Airline Business

At the end of 2005, TAA proided a service on 15 routes both domestic and international

As at the end of 2005, TAA had 8 aircrafts operating on a total of 15 routes of which 8 were international routes. As the fuel price is a crucial factor in the airline business, TAA maintains to have a fuel-hedge in order to continue offering low fares. In 1Q06, the number of aircraft in service was increased to 9.

SHIN CORPORATION

Consumer Finance Business

At YE2005, OK's credit facility reached Baht 11,200 million

OK's operation continued to grow and had 815,000 accounts with a total of Baht 11,200 million at YE2005 of which approximately 70% were personal loans. During 2005, OK established a new company, Payment Solution Company Limited, a 100% subsidiary of OK, which introduced a new prepaid electronic cash card ("OK Cash Card").OK Cash Card was formally launched in October 2005.

Operating Results

Table 1: Selected financial information *Unit: Million Baht*

	2005	2004	%Inc(Dec)
Net profit	8,573	8,699	(1.4)
Share of net result	8,672	8,893	(2.5)
Basic EPS (Baht)	2.87	2.95	(2.7)

Net Profit

In 2005, SHIN's net profit decreased 1.4% to Baht 8,573 million from Baht 8,699 million in 2004. This was mainly due to the decrease in the share of the net results from investments.

Share of the net results from investments

In 2005, the share of the net results from subsidiaries, joint ventures and associates decreased by 2.5% to Baht 8,672 million from Baht 8,893 million in 2004. The main reasons were as follows:

Table 2: Share of the net results as at 31 December 2005 and 2004 *Unit: Million Baht*

Company	Investment portion (%)		Share of net results		
	2005	2004	2005	2004	% Chg
ADVANC[1]	42.83	42.91	8,102	8,696	(6.8)
SATTEL[1] [2]	41.34	51.40	538	437	23.1
ITV[1]	52.94	53.01	278	26	969.2
TAA	50.00	50.00	50	(124)	140.3
OK	60.00	60.00	(351)	(141)	148.9
Others			55	(1)	5,600.0
Total			**8,672**	**8,893**	**(2.5)**

[1] Percentage decreased from the exercise of warrants under the ESOP program of each company.
[2] SATTEL issued 208 million new capital shares to the public in 2Q05.

Share of the net result from ADVANC dropped due to intense market competition

ADVANC: The share of the net result from ADVANC decreased from Baht 8,696 million in 2004 or 6.8% to Baht 8,102 million in 2005. The price competition, the increasing in oil price which put pressure on consumer spending and the increase in amortisation of network were the main impacts on the drop in service revenue. However, corporate tax dropped as a result of a change in the revenue recognition method of the Scratch Card from recognised when the card was sold to when the card is activated. (For more details, see MD&A of ADVANC page 5-6)

Recorded other income in 2Q05, from insurance proceeds of Thaicom 3

SATTEL: The share of the net result from SATTEL rose 23.1% from Baht 437 million in 2004 to Baht 538 million in 2005. This was primarily due to 2Q05 recording the insurance claim on Thaicom 3 in the amount of Baht 1,083 million as other income while the impairment for Thaicom 3 in the amount of Baht 400 million after its estimated life of Thaicom 3 ceased to 2.5 years. (For more details, see MD&A of SATTEL page 6-8)

ITV: The share of the net result from ITV rose 969.2% from Baht 26 million in 2004 to Baht 278 million in 2005 due to the increase in revenue as industrial growth and ITV's rating improvement especially prime time rating. However, SG&A rose from an Agency Rebate that varies to the increase of advertising revenue and the compensation paid to 21 former employees under the verdict handed down by the Supreme Court (For more details, see MD&A of ITV, page 8-9)

TAA: The share of the net result from TAA rose 140.3% from the net loss of Baht 124 million in 2004 to the net gain of Baht 50 million in 2005. This was mainly from gains in operations due to the increase in aircraft and routes.

OK: The share of the net loss from OK rose 148.9% to Baht 351 million in 2005 from Baht 141 million in 2004. The rise in the net loss was a result of a higher allowance for doubtful accounts and higher expenses for marketing activities.

Financial Position

Table 3: Investment value as at 31 December 2005 and 31 December 2004 *Unit: Million Baht*

Company	Investment portion (%)		Investment value			
	2005	2004	2005	%	2004	%
ADVANC[1]	42.83	42.91	30,739	76.9	29,662	79.3
SATTEL[1] [2]	41.34	51.40	5,539	13.8	4,635	12.4
ITV[1]	52.94	53.01	2,424	6.1	2,144	5.7
TAA	50.00	50.00	120	0.3	71	0.2
OK	60.00	60.00	828	2.1	459	1.2
Others			343	0.8	418	1.1
Total			**39,993**	**100.0**	**37,389**	**100.0**

[1] Percentage decreased from the exercise of warrants under the ESOP program of each company.

[2] SATTEL issued 208 million new capital shares to the public in 2Q05.

SHIN's assets net of liabilities, or shareholders' equity, increased by Baht 2,932 million from Baht 36,535 million as of 31 December 2004 to Baht 39,467 million as of 31 December 2005. The main result was from investment value in the amount of Baht 2,604 million (net of a Baht 7,207 million dividend received) or an increase of 7.0% from Baht 37,389 million as at 31 December 2004 to Baht 39,993 million, with the main increase from the share of net results from ADVANC.

Cash Flow

In 2005, SHIN had a cash outflow from operating activities in the amount of Baht 420 million compared to Baht 44 million in 2004. The increase in cash outflow was mainly due to the repayment of interest on a debenture of Baht 469 million which was a one-time payment when the debenture was redeemed in May 2005 before the maturity date.

SHIN had a cash inflow from investment activities in the amount of Baht 6,455 million from the dividend receipt of Baht 7,207 million, partly from ADVANC, while having a cash outflow to additional investment in OK of Baht 720 million.

SHIN had a cash outflow from financing in the amount of Baht 7,560 million mainly from

- the payment of dividends in the amount of Baht 6,983 million
- the early redemption of debentures in the amount of Baht 2,698 million
- the repayment of short-term loan in the amount of Baht 1,250 million
- the receipt from the share capital of SHIN in the amount of Baht 913 million
- the receipt from a net short-term loan of Baht 2,450 million.

Capital Structure and Liquidity

As of 31 December 2005, SHIN's liquidity ratio was 0.51x compared to 34.36x at 31 December 2004. This was due to an increase in a short-term loan to redeem the debenture and interest early.

However, the debt to equity ratio was 0.03x at 31 December 2005, decreased from 0.09x at 31 December 2004. SHIN considered this enough for other potential investments.

Advanced Info Public Company Limited and Subsidiaries (ADVANC)

Operating Results

ADVANC's net profit was Baht 18,909 million, a decrease of 6.7% because of lower service revenue, higher amortization cost, and the cost of the new "Buddy Broadband service". Conversely, ADVANC had a better control of SG&A expenses, of which allowance for doubtful accounts and marketing expenses dropped.

Total Revenue

ADVANC recorded total revenues of Baht 92,517 million, a decrease of 4.1% as a result of the price war in 2Q05 and a rapid surge in the price of oil which caused the consumer spending to drop.

Revenue from services and equipment rentals

Revenue from mobile phone services dropped 4.6% from Baht 84,395 million in 2004 to Baht 80,534 million in 2005 as a result of intense competition in the telecom market and the pressured consumer from an oil price risen. The average revenue per user (ARPU) of GSM advance, One-2-Call! And GSM 1800 of 2005 dropped to Baht 1,127, Baht 315 and Baht 973, respectively.

Revenue from sales

The sale of handset dropped slightly from the previous year which was a result of a higher sales volume but lower selling price per unit.

Total Cost

Total costs rose by 2.3% from Baht 52,995 million in 2004 to Baht 54,198 million in 2005. The reasons are as follows:

Cost of services and equipment rentals

Cost of services and equipment rentals rose 8.0% from Baht 22,415 million in 2004 to Baht 24,205 million in 2005. This was impacted from higher network amortization resulting from a continued expansion of the mobile network and costs related to the new "Buddy Broadband business".

Concession fees and excise taxes

The decrease in concession fees and excise taxes to Baht 19,215 million in 2005 or 3.8% was due to lower revenue from the mobile service. However, as per the concession agreement, the concession fee of the postpaid service (GSM Advance) increased from 25% to 30% of revenue since it started in October 2005.

Selling and Administrative expenses

Drop in SG&A as a result of lower marketing expenses

SG&A dropped from Baht 11,027 million in 2004 to Baht 10,067 million in 2005 or 8.7%. This was mainly due to lower marketing expenses of Baht 824 million. Also, bad debt and allowance for doubtful account dropped Baht 252 million due to ADVANC's efforts in strengthening collection performance. In 2004, ADVANC donated Baht 120 million to charitable organization for victims of the tsunami.

Interest expenses

The interest expenses dropped Baht 600 million from Baht 2,129 million in 2004 to Baht 1,529 million in 2005 as a result of the redemption of debenture worth Baht 4,000 million.

Income tax

Income tax for 2005 dropped dramatically from Baht 10,601 million in 2004 to Baht 8,435 million in 2005 as a result lower revenue from the scratch card. This was impacted from the change in revenue recognition from the point of sales to the activation of the scratch card.

Financial Position

Assets

As at December 2005, total assets were Baht 119,014 million a decrease of 1.8% from Baht 121,168 million. This was mainly a result of higher depreciation and amortization of property and equipment and a reduction in trade account receivable which was a reflection of an effective collection system. However, cash & cash equivalents rose from 2004 due to the restricted bank deposits as per the notification of Bank of Thailand which requires cash reserve for cash card business.

Liabilities

Total liabilities in 2005 were Baht 47,933 million dropped from Baht 53,080 million in 2004. During 2005, ADVANC settled the Baht 4,000 million long-term debentures.

Shareholders' Equity

As at 31 December 2005, total shareholders' equity was Baht 71,081 million an increase of Baht 68,087 million mainly as a result of the net profit of Baht 18,909 million while dividend paid totaled Baht 16,492 million.

Liquidity

For 2005, ADVANC recorded a net cash flow from operating activities of Baht 33,591 million decreased by Baht 5,341 million from the previous year. This was mainly due to Baht 4,690 million restricted cash in bank deposit in compliance to the notification of Bank of Thailand. ADVANC had a net cash outflow in investing activities of Baht 16,263 million a rise of Baht 13,107 million from 2004. The net cash outflow from financing activities was Baht 20,024 million Baht 25,008 million in 2004 as a result lower repayment of short-term and long-term loans while the dividend paid was Baht 16,492 million which was higher than last year. Also, ADVANC had the cash receipt Baht 315 million from minority from the additional share in a subsidiary.

Shin Satellite Public Company Limited and Subsidiaries (SATTEL)

Consolidated Operating Results

SATTEL reported a net profit for 2005 of Baht 1,208 million, an increase of 41.1% compared to Baht 856 million in 2004.

Sales and Service Income

SATTEL reported consolidated sales and service income for 2005 of Baht 5,589 million, an increase of Baht 469 million or 9.2% compared to Baht 5,120 million in 2004. This was due to an increase in revenue from the satellites and related services and the telephone business.

Satellite Transponder Leasing and Related Services

Sold 17,992 UTs in 2005 after the commencement of Thaicom 4

Revenue from transponders and related services in 2005 was Baht 3,523 million, an increase of Baht 418 million or 13.5% compared to Baht 3,105 million in 2004. The IPSTAR service revenue was Baht 1,074 million this year, an increase of Baht 572 million or 113.9% compared to Baht 502 million in 2004. The IPSTAR revenue in 2005 was driven by the sales of UT. SATTEL sold around 17,992 UTs in 2005, compared to 5,476 UTs in 2004. SATTEL has started receiving revenue from transponder leasing on Thaicom4 (IPSTAR) in an amount of Baht 26 million in the forth quarter of 2005. Furthermore revenue from the Thaicom conventional satellite business for 2005 was Baht 2,499 million, a decrease of Baht 154 million or 5.9%, from Baht 2,603 million in 2004.

Telephone Network Services

The growth of telephone subscribers in both Cambodia and Laos PDR has resulted in an increase in the subscriber base of every operator. Revenue from the telephone network business in 2005 was Baht 2,001 million, an increase of Baht 442 million, or 28.4%, compared to Baht 1,559 million in 2004.The growth was dominated by prepaid subscribers. As at the end of 2005, LTC and Camshin have 471,800 and 209,425 subscribers, respectively.

Internet Services

Revenue from the Internet business in 2005 was Baht 65 million, down sharply from Baht 409 million in 2004. This substantial drop was a result of CSL becoming an associate company following its IPO in 2Q04. Revenue in 2004 included revenue from CSL in the amount of Baht 343 million (prior to its IPO) but in Y2005 no revenue from CSL was included.

Cost of Sales and Service

SATTEL reported total costs for 2005 of Baht 3,900 million, an increase of Baht 682 million or 21.2% compared to Baht 3,218 million in 2004. This was in line with an increase in revenue from the satellite and telephone businesses.

Satellite Transponder Leasing and Related Services

Costs relating to transponder leasing and related services were Baht 2,803 million, an increase of 28.4% from Baht 2,183 million in 2004. This was mainly due to an increase in the amortization cost of IPSTAR assets which begins to be amortized this year as well as an increase in Thaicom 3's amortization cost following its shorter useful life.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 1,012 million, an increase of 37.3% from Baht 737 million in 2004. As a result of a high growth in the number of telephone users in Cambodia and Laos PDR over the last year, SATTEL has expanded its telephone network to serve an increasing demand.

Internet Services

Costs relating to the Internet business in 2005 were Baht 85 million, a sharp decrease from Baht 275 million in 2004. This substantial drop was a result of CSL becoming an associate company following its IPO in 2Q04. Costs in 2004 included costs from CSL in the amount of Baht 201 million (prior to its IPO) but in Y2005 no revenue from CSL was included.

Selling and Administrative Expenses

The SG&A, including directors' remuneration, was Baht 1,009 million in 2005, an increase of Baht 5 million, or 0.5% compared to Baht 1,004 million in 2004. The consolidated SG&A of 2005 was not included SG&A from CSL as a result of CSL was an associate company following its IPO in 2Q04. SG&A in 2004 included costs from CSL which occurred prior to its IPO.

The rise in SG&A was a result of SATTEL's increasing focus on marketing expenses for promoting IPSTAR services in the international market and other media. This is to lay the market foundation for the launch of Thaicom 4 (IPSTAR) services. Moreover, SATTEL recorded a provision for obsolete stock of UT of Baht 65 million. In addition, Camshin recorded a provision for an impairment of Baht 32 million for its NMT network due to the implementation of the new technology, CDMA system, to replace the old NMT fixed line system.

Interest Expense

The interest expense was Baht 193 million, an increase of Baht 62 million, or 47.3%, compared to Baht 131 million in 2004 due to recognized interest expenses associated with the IPSTAR project as expenses once the service commences in December 2005.

Exchange Rate

SATTEL reported a gain of Baht 40 million on foreign exchange in 2005, in contrast to a loss of Baht 28 million in the previous year.

Non-recurring Items

Recorded revenue from insurance proceeds of Thaicom 3 and impaired cost of Thaicom 3

As a result of the signing of a contract with Alcatel for the construction of Thaicom 5, and part of that satellite's future use to replace the missing capacity on Thaicom 3, SATTEL recorded the insurance claim on Thaicom 3 as "revenue from insurance compensation" in the amount of Baht 1,083 million. Additionally, impairment for Thaicom 3 was recorded the amount of Baht 400 million. As well as the estimating of useful life of Thaicom 3 ceased to be 2.5 years, the new estimated useful life would create an increase of approximately Baht 308 million a year in amortization of Thaicom 3. The amortization is a non-cash item and will not have an effect on SATTEL's ability to conduct its business.

Income Tax Expense

SATTEL's income tax expense was Baht 200 million in 2005, down from Baht 298 million in 2004, as a result of a decrease in operating results.

Financial Position

Assets

At the end of 2005, SATTEL reported total assets of Baht 33,687 million, an increase from the end of 2004 of Baht 6,100 million, or 22.1%. This was caused by an increase in the assets under construction of Thaicom 4 (IPSTAR) and Thaicom 5. and investment in expanding the telephone networks in Cambodia and Laos PDR.

Liabilities

SATTEL's net borrowing at the end of 2005 was Baht 17,134 million, an increase of Baht 823 million from Baht 16,311 million at the end of 2004. Long-term loans increased as a result of the increase in loans for the Thaicom 4 (IPSTAR) project as well as the drawdown of the Thaicom 5 project.

Shareholder's Equity

Shareholders' equity was Baht 13,584 million at the end of 2005. SATTEL's paid-up capital and premium on shares were Baht 5,454 million (2004: Baht 4,384 million) and Baht 4,296 million (2004: 2,198 million), respectively, following its issuance of 208 million new ordinary shares at Baht 15.3 per share in the second quarter of 2005 and the exercise of warrants under SATTEL's ESOP project. SATTEL had retained earnings of Baht 3,314 million, reflecting an increase of Baht 1,208 million from the profit earned in 2005 offset by an increase in the legal reserve of Baht 60 million.

Liquidity

At the end of 2005, SATTEL had a current ratio of 0.58x, up from 0.44x at the end of 2004. This was because of a decrease of Baht 1,354 million in short-term loans. (2005: Baht 38 million, 2004: Baht 1,392 million) coupled with an increase in current assets.

Management Discussion and Analysis: ITV Public Company Limited

Operating Results

ITV recorded a net profit of Baht 679 million in 2005, which rose from Baht 205 million in 2004. The total revenue of ITV keeps rising. The total cost and interest expense has dropped while the SG&A has grown.

Total Revenues

The total revenue of ITV was Baht 2,343 million, which rose by Baht 504 million due to industrial growth and the improvement of ITV's rating especially prime time rating.

Costs and SG&A

The cost of services dropped slightly to Baht 941 million in 2005 due to a reduction in programming costs brought about by changes in the production scheme from a "Hired Production Basis" to a "Time Sharing Basis" and "Revenue Sharing Basis".

The SG&A grew by Baht 55 million to Baht 474 million due to the increase in agency rebates which varied with the advertising revenue and the compensation of Baht 25 million to 21 former employees under the verdict handed down by the Supreme Court.

Concession Expense

ITV recorded a concession expense of Baht 230 million, based on the required minimum return set in accordance with the ruling of the arbitration court on 30 January 2004 regarding the downward adjustment of required minimum concession compensation.

Financial Position

Assets

At the end of 2005, ITV's total assets were Baht 3,452 million, a rise of Baht 477 million from 2004 due to current assets which rose Baht 654 million of which was cash and cash equivalent collected from the incremental revenue. Non-current assets dropped Baht 177 million due to depreciation and amortization.

Liabilities

The liabilities stood at Baht 1,117 million, a drop of Baht 210 million or 15.8%. The decline resulted from partial long-term debt repayment.

Shareholders' Equity

At the end of 2005, ITV's total shareholders' equity was Baht 2,335 million, an increase of Baht 687 million from last year. The increase was the result of a net profit of Baht 679 million and a capital injection from the exercised warrants under the ESOP program. The debt to equity ratio improved from 0.81x in 2004 to 0.48x in 2005.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.